United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

2

. REPORT FROM ADMINISTRATION 2018 Report from Administration 1

Rupture of Dam I in Brumadinho In the early afternoon of January 25th, 2019, there was a rupture of the Dam I in the Córrego do Feijão Mine in Brumadinho (MG) and, since then, Vale has been making every effort to meet the needs of those affected and to mitigate damages. Since the first days following the rupture of the Dam I, Vale’s initiatives have had four main purposes: (i) assistance to the affected people and recovery of the area affected by the rupture of the Dam I, (ii) determination of the causes of the rupture of the Dam I, (iii) assurance of the safety of the upstream structures and of the surrounding communities, and (iv) acceleration of the decommissioning or de-characterization process of our remaining upstream dams. (i) Assistance to the affected people and recovery of the affected area On January 27th, 2019, our Board of Directors established the Extraordinary Independent Consulting Committee for Support and Recovery (“CIAE for Support and Recovery”), dedicated to monitoring the measures to assist the affected people and to recover the area affected by the rupture of the Dam I. The committee is coordinated by Leonardo Pereira, former president of the Brazilian Exchange Commission (Comissão de Valores Mobiliários – CVM), and also includes Ana Cristina Barros and Márcio Gagliato, all external and independent members. Please find below the detailed qualification of the CIAE for Support and Recovery members. Report from Administration 2 Leonardo Pereira - President at CVM from 2012 to 2017. Independent Advisor of the Oversight Advisory Committee of the World Health Organization. Engineer and economist. Masters in Administration from Warwick University and specialization at AOTs, Japan. Visiting Fellow at Harvard Law School for negotiation and corporate governance. Global experience of more than 25 years in the capital markets. Ana Cristina Barros - 30 years dedicated to the defense of the environment and sustainable development. Served as National Secretary of Biodiversity and Forests in the Ministry of Environment. Accomplishments: design and promotion of the Rural Environmental Registry, support for the creation of Conservation Units and national policies for management of indigenous lands, negotiations with the Global Environment Fund and representation of Brazil in the assessment of its Biodiversity Policy by the OECD. Márcio Gagliato - Masters in Social Psychology (PUC) and PhD from the Faculty of Public Health (USP). Technical consultant for United Nations agencies and international non-governmental organizations, more than 12 years of experience in humanitarian responses, including actions in Libya, Iran, Syria, Gaza, South Sudan, Somalia, Zimbabwe among others. Awarded with Fellowship Programme in Human Rights by the University of Columbia (NY). Specialist in emergencies with the Pan American Health Organization and participation in the “Reference Group of the Permanent Interagency Committee on Mental Health and Psychosocial Support in Humanitarian Emergencies”.

Similarly, on January 28th, 2019, Vale’s Executive Board established the Crisis Response Committee (“CRC”) to speed up the processes of providing assistance to the affected people and environmental recovery. As part of the emergency measures, approximately four hundred Vale employees were assigned to work in the area, providing care to the affected people, in addition to more than two hundred contractors, acting jointly with the Fire Department, Public Defender and other agencies. In addition to the people assigned to provide assistance, helicopters, equipment, ambulances, beds, and the most diverse forms of support and assistance to those affected were made available. As part of these actions, Vale donated R$ 100,000 to each of the victims’ families, R$ 50,000 per property to those that resided in the self-rescue zone, and R$ 15,000 to those whose business activities were impacted, allowing for the mitigation of the damages from the accident, on an emergency basis. Vale has structures set up for exclusive treatment of the impacted animals that have been rescued, enabling emergency care and recovery so that they can be returned to their homes. In addition to these units, in regards to animal care, we count on the support of veterinary clinics and hospitals in Belo Horizonte. You may find, later on in this document, in the box “Main initiatives” some of the actions realized by Vale. Our purpose is to accelerate the payments of indemnification through negotiation as opposed to judicialization, efficiently serving all the affected people. Report from Administration 3 Preliminary Agreement for Indemnification Reinforcing our commitment towards repairing the damages caused by the rupture of the Dam I, in an expedited and comprehensive manner, Vale signed, at the Court of Appeals of Minas Gerais , at a hearing, a Preliminary Agreement for Indemnification with several public authorities and representatives of those affected, which will allow for anticipating the payments of emergency compensation to every person residing in the city of Brumadinho on the date of rupture of the Dam I. The people living within 1km from the Paraopeba Riverbed, from Brumadinho to the city of Pompéu, will also be assisted, covering nearly 100 thousand people. The agreement also provides for the following measures: •Advance payment of indemnification through monthly payments equivalent to one minimum wage per adult, 1/2 minimum wage per teenager and 1/4 per child, for the period of one year starting from January 25th, 2019. •Independent technical assistance for the affected people to negotiate their individual compensations. •Reimbursement or direct payment of the extraordinary expenses of the State of Minas Gerais, including expenses with transportation, lodging and meals of the officers involved with rescue works and other emergency actions.

(ii) Determination of causes of the rupture of the Dam I In order to determine the causes of the rupture of the Dam I in the most efficient way possible, the Board of Directors established, on January 27th, 2019, the Extraordinary Independent Consulting Committee for Investigation (“CIAE for Investigation”). This committee, coordinated by Dr. Ellen Gracie, retired Minister of the Federal Supreme Court, also comprises Jose Francisco Compagno and Manuel de Almeida Martins, all external and independent members, with flawless reputation and experienced in the themes related to their roles. Please find below the detailed qualification of the CIAE for Investigation members. (iii) Assurance of the safety of the upstream structures communities and of the surrounding The third set of measures aims to ensure the safety of the upstream structures and of the surrounding communities. As such, Vale has been continuously investing in the safety and maintenance of its dams, with standards aligned and constantly updated with the most stringent international practices. Vale is adopting a series of preventive measures to increase the safety conditions of its structures, such as the constant monitoring of all of Vale’s structures, specially the upstream ones. In the scope of regulation, the National Mining Agency ("ANM") now requires a non-drained safety factor of at least 1.3. In this context, some of Vale's structures – by Vale’s own initiative - were placed at emergency level 2 and with initiatives from the company to increase their safety and stability. Vale is working to strengthen some of its upstream structures and evaluating engineering solutions for the remainder, as a way to increase the safety of the surrounding population. Report from Administration 4 Dr. Ellen Gracie - Retired Minister of the Federal Supreme Court and of the Electoral Superior Court, President of the Special Committee for Investigation at Petrobras, President of the Special Committee for Investigation at Eletrobras. Jose Francisco Compagno - Leadership Partner of the Forensic Department at EY between 2002 and 2018, and Leadership Partner for Transaction Support from 2001 to 2005. Auditing Partner at Artur Andersen from 1998 to 2001. Director of Auditing at Coopers & Lybrand Auditores Independentes from 1987 to 1998. Graduated in Accounting Sciences at FMU - SP. Member of the Executive Committee at EY from 2016 to 2017. Manuel de Almeida Martins - Civil Engineer graduated from the School of Engineering of the Federal University of Rio de Janeiro (UFRJ) in 1971, with specialization in geotechnical engineering and dam engineering. He carried out activities for thirty years in studies, project detailing, construction monitoring, supervision, quality control, monitoring and assessments on safety of dams and foundation works in large Brazilian companies as a geotechnical engineer and department manager specialized in geotechnics. For the last twenty years, he has worked as an Independent Consultant in geotechnical engineering for infrastructure projects, mainly dams.

Vale's goal is to ensure the safety of structures and communities. In this sense, Vale is providing all necessary assistance and support to the impacted communities. With ANM's new regulatory parameters, within two months Vale will be able to state which structures will be resumed with security and stability and which will go through improvement works. On February 15th, 2019, Vale’s Board of Directors decided to create the Extraordinary Independent Consulting Committee for Dam Safety (“CIAESB”), to assist the Board with matters related to the diagnosis of the safety conditions, management and mitigation of the risks related to Vale’s tailings dams. The committee is also tasked with recommending, if needed, measures to be taken to strengthen safety conditions of the dams. The CIAESB, coordinated by Flávio Miguez de Mello, also includes Willy Lacerda and Pedro Repetto, all independent and external members. Please find below the detailed qualification of the CIAESB members. Report from Administration 5

Report from Administration 6 Flávio Miguez de Mello - Civil engineer with specialization in hydraulics (1967) from the Federal University of Rio de Janeiro (UFRJ), with master's degree in Geology Science (1975) from UFRJ. Miguez is a reference in engineering of dams. He has taken courses and trainings in the USA, Canada and Portugal, has taught courses at several universities since 1968, has published more than 100 technical papers in Brazil and abroad, and has managed consulting companies and technical institutions in Brazil and abroad, among which, the International Commission of Large Dams, the Brazilian Committee on Dams, the National Academy of Engineering in Brazil, the School of Engineering of UFRJ, and received several academic and professional awards. He has worked on several dam projects in Brazil and abroad. Willy Lacerda - Graduated in Civil Engineering from the Escola Nacional de Engenharia da Universidade do Brasil (1958), Masters’ degree in Geotechnical Engineering from University of California - Berkeley (1969) and PhD in Geotechnical Engineering from University of California - Berkeley (1976). He participated in the creation of the Geotechnical Institute of the city of Rio de Janeiro in 1966. During his teaching as a professor at COPPE - Federal University of Rio de Janeiro (UFRJ), from 1967 to 2007, he supervised over 50 Masters’ theses and 18 PhD dissertations. He has over 150 published papers in journals and academic congress publications. He is currently a collaborating professor at COPPE - Federal University of Rio de Janeiro (UFRJ). He has experience in Civil Engineering, with emphasis in slope stability, mainly acting on the following matters: embankments on soft clay, earth dams, landslides, slope stability, collapsible soils, soil mechanics and tropical soils. He was President of the Brazilian Association of Soil Mechanics and Geotechnical Engineering (ABMS) from 1996 to 2000, where he currently is a partner and permanent member of the Board of Directors. Former president of JTC1 – Joint Technical Committee on Landslides and Engineered Slopes, of the following three international societies: ISSMGE, ISRM and IAEG – from 2006 to 2010, where he currently stands as one of its core members. He received the title of Emeritus professor of UFRJ in October 2010. He was nominated for the National Academy of Engineering in Brazil (ANE) in 2012. He was nominated as Eminent Professor by Escola Politécnica of UFRJ in 2015. He is the coordinator of INCT - Geotechnical Institute for Rehabilitation of Slopes and Plains – REAGEO since 2008. Pedro Repetto - Mr. Repetto is a licensed civil-geotechnical engineer with over 50 years of experience in over 500 projects in 28 countries, including Brazil. Before becoming an independent consultant in 2008, he was Principal and Vice President of URS Corporation in Denver, where he served as Mining Business Line Manager, Office Manager, and Manager of the Engineering Division, the Civil/Geotechnical Group, and the Mining Group. His areas of expertise in the mining industry include tailings storage facilities, heap leach facilities, waste rock dumps, pit slope stability and foundations for mining structures. He has participated in the design and evaluation of dozens of tailings facilities comprising all types of tailings deposition technologies, including conventional slurry, high-density thickened tailings and dry stacking (filtered tailings). Mr. Repetto was a Principal Professor of

Vale's objective is to ensure the safety of structures and communities. As such, Vale is providing all necessary assistance and support to the impacted communities. (iv) Acceleration of the decommissioning or de-characterization process of upstream dams The fourth set of measures aims to prevent and further mitigate the risks of accidents involving dams in the future. In fact, the decommissioning or de-characterization process of the existing upstream dams was already underway and, after the rupture, the Company decided to accelerate the process for the remaining dams, which are already inactive. The projects are being prepared and will be submitted for the evaluation of the competent bodies so that the activities of the decommissioning or de-characterization process may start on an urgency basis. After the rupture of the Dam I of Córrego do Feijão, Vale underwent through internal transformations in its structure, processes and personnel. Many initiatives have already been taken and many other initiatives are being planned at the moment, with strengthening, even further, the safety of all of the Company’s operations. the objective of Report from Administration 7 Geotechnical Engineering at Catholic University of Peru for over 20 years. He served as an expert to the Federal Institute for Geosciences and Natural Resources of Germany for the organization and teaching of continuing education courses on mining wastes, including tailings. He has served as a Principal Investigator or co-Principal Investigator for three earthquake engineering research projects sponsored by National Science Foundation.

1 Updated on March 25th, 2019 Report from Administration 8 Main initiatives1 Humanitarian Actions From the first moments after the breach of Dam I, at the Córrego do Feijão Mine, in Brumadinho (MG), Vale has given its full support to those affected and their families. Humanitarian assistance includes, among other actions, psychological and social support, emergency medical care, accommodation in hotels, hostels and provisional housing, and a supply of food, personal hygiene items and essentials, medicines, clothing and transportation. Below are details of Vale’s actions in the region: •R$ 2.6 million transferred to the Municipality of Brumadinho to purchase emergency equipment and hire professionals in the health and psychosocial areas, with the objective of increasing the municipality's humanitarian aid to those affected. • R$ 8.4 million invested in state-of-the-art equipment for the Instituto Médico Legal (IML) in Belo Horizonte. • R$ 20 million invested in the support package to the Fire Service of Minas Gerais (CBMMG) for equipment purchase, infrastructure improvements and professional training. • Donations of R$ 100,000 for each affected family that has lost a member due to the breach: 269 payments made. • Donations of R$ 50 thousand, per property, to those who resided in the self-rescue zone: 91 payments made. •Donations of R$ 15 thousand to those who had their business affected (previous registration); 70 payments made. • Donation of R$ 5 thousand to each of the families living in the self-rescue zone of the Sul Superior dam of the Gongo Soco mine in Barão de Cocais: 148 payments made. • R$ 289 million used to purchase medicine, water, equipment and on various logistics costs. • More than 400 professionals currently working in 5 service stations for those affected in Brumadinho, Belo Horizonte, Nova Lima and Itabiritos. • More than 6.8 thousand medical and psychological consultations held. • More than 51 thousand pharmaceutical items purchased. •More than 44 million liters of water for human consumption, animal and agricultural irrigation were distributed to 21 municipalities. • 10 hospitals and health units mobilized to attend those affected. • 322 accommodations units made available.

Report from Administration 9 Emergency indemnification •The agreement with competent authorities allows the anticipation of emergency indemnification payment to Brumadinho residents and to people living next to Ri Paraopeba riverbank, between the cities of Brumadinho and Pompeú. •Indemnity amounts: monthly payment of one minimum wage per adult, 50% of the minimum wage per teenager, and 25% of the minimum wage per child, for a period of 12 months, starting from January 25th, 2019. •Vale will keep paying 2/3 of the salaries of all own and third-party employees who died in the breach until the company signs the final indemnity agreement, in addition to maintaining the wages of the missing employees. •Guarantee of employment or salary for own and third-party employees of Brumadinho, until December 31st, 2019. •Health insurance for the family members of deceased employees and third-party contractors, subject to a registration scheme, with coverage throughout the state of Minas Gerais. Widowers or partners will receive lifetime insurance while dependents will be covered until they reach the age of 22. • Psychological assistance to employees until discharge. • R$ 920 in daycare assistance for employees with children up to the age of 3. • R$ 998 in educational assistance for children of employees until they turn 18. Environment and fauna After the rupture of the Dam I, Vale implemented detailed monitoring activities in the river, including daily water and soil sampling and turbidity level analysis. •65 stations for daily water and sediment collection were installed along Paraopeba river, Três Marias reservoir and São Francisco river. The work – a compilation of 300,000 analyses carried out so far – is being conducted by four specialized laboratories hired by Vale and involves approximately 250 professionals. Vale hired the Coordination Department of Graduate Engineering Programs of the Federal University of Rio de Janeiro (Coppe-UFRJ) to evaluate the adopted methodology and validate the data already presented by the four laboratories. The assurance that the river can be recovered came from ecotoxicology tests that measured the effects of chemical elements in organisms that are sensitive to environmental changes, found along the Paraopeba basin

Report from Administration 10 and the San Francisco river, including the river mouth in the Atlantic Ocean. Tests with bacteria showed that the previous conditions are being maintained after the plume flow, being non-toxic in 97% of the samples. Regarding the fish contamination analyses, the results demonstrate zero toxicity for 100% of the samples collected from these aquatic organisms so far. Water supply The distribution of piped water by water utilities that supply the cities along the Paraopeba river and the metropolitan region of Belo Horizonte remain unaltered. However, as a preventive measure, Vale has been studying options to strengthen the supply system and to ensure water security for these populations, in the event of potential water shortages in the next drought periods. One example is what is being carried out in Pará de Minas, whose water supply depended on the Paraopeba river. Some emergency measures have already been taken, including the reactivation of three water catchment wells and improvement in the water pumping system in two other streams in the region. Drilling of new wells and surface catchment works are also underway. By the first half of 2020, Vale will build a 50-km pipeline that will collect water from the Pará river to directly supply Pará de Minas. The expected flow is expected to be 284 liters per second, the same quantity that the city collected from the Paraopeba river before the dam rupture. In the future, with the recovery of Paraopeba river, this pipeline will double the capacity to collect water to supply Pará de Minas, becoming a legacy to the city. Fauna • Rental of a farm and installation of a structure for sheltering and treating animals • 468 animals rescued. • 79 fishes rescued. •190 professionals (among veterinarians, biologists and technicians) working with the rescue of the local fauna. Vale also has two structures in place for the exclusive treatment of the affected animals that have been rescued, enabling emergency care and recovery so that they may be returned to their homes: Córrego do Feijão Veterinary Hospital, which is prepared for hospitalization and emergency surgeries, and the Fauna Shelter Farm, located near the city of Brumadinho, which has a medical outpatient clinic for emergency care and a shelter space for animals. Besides these units, considering animal care, we have the support of veterinary hospitals and clinics in Belo Horizonte.

Report from Administration 11 Tailings retention works Section 1 (up to 10 Km from the Dam I breach site): •Vale will build a dike (consisting of blocks of compacted rock) for the retention of the thicker and heavier tailings. In parallel, the transport and storage of rocks that will be used in the construction of the structure is in progress. •Vale will install more hydraulic barriers and small dams to assist in the tailings control process. •The company is also studying the implementation of a Water Treatment Station (ETA) to reduce the turbidity of the water in the Ferro-Carvão stream. The purpose is to return the cleaned water to the Paraopeba River. •The company has also begun removing the tailings that blocked a stretch of the Alberto Flores Avenue and the installation of a metal barrier to prevent the tailings from covering the road again. •Construction of a 50-meter metal bridge to restore access to the communities of Parque da Cachoeira and Córrego do Feijão to the central area of Brumadinho. Section 2 (10 to 30 Km area that stretches to the city of Juatuba): •Vale is mobilizing and installing equipment that will be used to dredge the coarsest debris, like sand and stones. The main objectives are cleaning and de-sanding the Paraopeba river channel. •The residue will be collected by two dredgers and will be properly disposed outside of the Permanent Preservation Area (APP) of the river. Section 3 (range of 170 Km of Paraopeba river between Juatuba and the Retiro Baixo Plant): •Installation of five turbidity barriers (membranes): three in the Pará de Minas region and two others in the municipalities of Juatuba and Betim, before the Igarapé Thermoelectric Plant; • Up to this moment, the efficiency of the barriers installed in the river results in a 10% to 15% reduction in the water turbidity levels. Residents and rural producers with activities in the affected region are receiving supplies of water for human consumption, drinking water for animals and irrigation water. The support is intended for farmers and families mapped by Vale, by the Agriculture Department of Brumadinho and by the Company for Technical Assistance and Rural Extension of the State of Minas Gerais (Emater-MG).

Report from Administration 12 Dams •The upstream dams, currently inactive, will be decommissioned or de-characterized. •The de-characterization assumes an intervention with the objective of completely stripping the structure of the characteristics that define it as a dam. Regarding the relocations •By determination of the ANM, Vale has raised to Emergency Level 2 alert of the Emergency Action Plan for Mining Dams (PAEBM) at the Sul Superior dam (Barão de Cocais); B3 / B4 and Vargem Grande dams (Nova Lima); and, Forquilha I, II, III and Grupo dams (Ouro Preto). •Vale preventively initiated level 3 of the PAEBM of Sul Superior after the independent audit team reported that the dam was at imminent risk of rupture. The level 3 warning siren was then activated as per the PAEBM's protocol. •Vale has reallocated approximately 700 people that live in the self-rescue zone (area of up to 10 km downstream from the tailings dam) in the municipalities of Barão dos Cocais, Nova Lima and Ouro Preto. •Out of this total amount, approximately 500 people are allocated to hotels and the remainder opted to stay with relatives. •In Brumadinho, the total amount of reallocated people was 265. •Detailing of people reallocated by dam: oBarão de Cocais, Nova Lima and Ouro Preto: Sul Superior: approximately 442 people Forquilhas I, II and III: 4 people B3/B4: 201 people Vargem Grande: 27 people oBrumadinho: Barragem I: 265 people Vale regrets the effects caused on the families of those affected and reiterates that it continues to provide all necessary support to the families until the situation is normalized.

Report from Administration 13 Financial and Accounting Impacts of the Rupture of Brumadinho Dam I Shareholders’ remuneration On January 27th, 2019, the Board of Directors determined the suspension of the Shareholders' Remuneration Policy, and consequently the non-payment of dividends and interest on capital, and any other resolution on the shares buyback. For further details on the payment of the minimum legal dividends referring to the year ended on December 31st, 2018, see “Shareholders’ remuneration.” Executive compensation At this same meeting, the Board of Directors also decided to suspend the payment of the variable compensation of the Executive Officers. These amounts will remain suspended until there is more clarity on the results of the ongoing investigation. Accelerated decommissioning or de-characterization plan Vale currently has dams built by the upstream heightening method, all of which are inactive. These structures will undergo de-characterization works and will cease to exist. The estimated numbers calculated on January 29th, 2019, four days after the event, based on preliminary studies, indicated expenditures of R$ 5 billion for the removal and reprocessing of all existing material in the dams, followed by the complete recovery of the areas. Prior to that, previous plans for the decommissioning of these dams were based on methods that ensured the physical and chemical stability of the structures, however, without the removal and processing of the existing tailings. After the event, the Company is working on a detailed plan of individual engineering for each of these dams that will allow their total de-characterization. Up to the present time it is not possible to estimate the costs to be incurred in these de-characterizations and, as soon as a reliable estimate is defined, the Company will disclose and recognize the obligation in 2019. Accounting impacts From an accounting point of view, the rupture of Dam I represents an event subsequent to the financial statements as of December 31st, 2018. Therefore, its accounting impacts will be reflected in the financial statements referring to the year of 2019, beginning with the financial statements for the quarter ended on March 31st, 2019.

Report from Administration 14 Vale is subject to significant liabilities and contingencies due to the rupture of Dam I. Vale is already participating in several investigations and judicial and administrative proceedings brought by authorities and by affected people, and new proceedings are expected. Vale is still evaluating these liabilities and contingencies and will make provisions, based on the agreements entered into. Due to the preliminary stage of the investigations and processes, it is not possible to determine a reliable set of results or estimates of the potential exposure related to the rupture of the Dam I at this time. Due to the rupture of the Dam I and the decision to stop operations to accelerate the decommissioning or de-characterization of upstream dams, Vale carried out the write-off of the assets of the Córrego do Feijão Mine and the assets related to upstream dams in Brazil, resulting in an accounting loss that will impact the Company’s balance sheet and income statement in the first quarter of 2019. The costs incurred to date are mainly related to donations, initial indemnification, humanitarian assistance, equipment, legal counsel, among others. Provisions and contingent liabilities Vale is still evaluating the potential liabilities that may arise from the failure of the Dam I. Due to the preliminary stage of the various claims and contingencies, it is not possible to determine a reliable set of results or estimates of the potential exposure. Therefore, the value of other costs related to the failure of the Dam I, which will be recognized in 2019, could not yet be estimated. For more information, refer to the explanatory notes of the financial statements of December 31st, 2018. Investigations, prosecutions and judicial asset freezing As a result of the failure of the Dam I, the state court of Minas Gerais determined, in injunctions handed down in compliance with the interlocutory reliefs filed by the Prosecution Office of the State of Minas Gerais and by the State of Minas Gerais, the unavailability and freezing of the approximate total value of R$ 11 billion from Vale. Of this amount, Vale was ordered to make a judicial deposit of approximately R$ 7.4 billion in compliance with two court orders.

Report from Administration 15 The Labor Court, in response to the request of the Labor Prosecution Office in the context of a public-interest civil action, determined: (i) the freezing of R$ 1.6 billion to ensure the indemnification of employees and contractors working in Córrego do Feijão Mine at the moment of the failure of the Dam I; (ii) the maintenance of the payment of wages to the relatives of the employees and contractors who disappeared, until the actual confirmation of life or death; (iii) payment of funeral expenses, transfer of bodies, burial of all its deceased employee and contractors; and, (iv) other administrative measures. The 2nd Civil Court of Nova Lima, at the request of the Public Defender’s Office of the State of Minas Gerais and the Public Prosecution Office of the State of Minas Gerais, determined the freezing of funds on Vale's bank accounts amounting to R$ 1 billion, aiming to ensure potential reimbursements to cover for losses from the removal occurred in the community of São Sebastião de Águas Claras - Macacos. The Court of Barão de Cocais determined the freezing of Vale's funds on the amount of R$ 2.95 billion, aiming to ensure the reimbursements of any potential losses, property and non-property related, suffered by the people affected by removal that occurred or that may occur in relation to Sul Superior Dam, of the Gongo Soco Mine, in Barão de Cocais. The Court of Belo Horizonte determined the presentation of a report issued by an independent technical auditing firm on the stability condition of the Sul Superior structure, in Gongo Soco, and the development of an action plan to be submitted for approval by ANM and Environmental Secretary of the State of Minas Gerais (Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável – SEMAD). The judge on duty refused to grant the request for freezing of Vale’s funds on the amount of R$ 120 million to cover for the cost of the technical auditing of the structures included in the Public Civil Action. In addition, Brazilian Institute of the Environment and Renewable Natural Resources (Instituto Brasileiro de Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA) and SEMAD imposed administrative sanctions in the amount of R$ 250 million and approximately R$ 99 million, respectively. In addition to the processes described above, Vale is a defendant in several other investigations, including criminal investigations, administrative and judicial proceedings, which may result in other asset freezes, payments of fines and indemnifications.

Specifically, in regards to indemnifications, the Company has the objective of reaching agreements with the competent authorities in order to efficiently support the affected people and promote the due reparation to the other damages caused. Report from Administration 16 Class actions in the United States Vale and some of its executives were considered defendants in claims for civil class actions in federal courts in New York brought by holders of American Depositary Receipts ("ADR") issued by Vale, based on the U.S. Federal Securities Laws. The lawsuits claim that Vale made false and misleading statements or failed to make disclosures related to the potential risks and hazards of the failure of the Dam I of Córrego do Feijão mine. The plaintiffs did not specify the value of the alleged damages in those actions. Vale intends to defend itself from these proceedings and to prepare a complete defense against these claims. As a consequence of the preliminary nature of these lawsuits, it is not possible to determine a reliable set of results or estimates of the potential exposure at this moment, therefore, it was not possible to estimate the amount of the provision that will be recognized in 2019. For more information, refer to the explanatory notes of the financial statements of December 31st, 2018.

Corporate socio-environmental responsibility Investments Throughout 2018, Vale invested R$ 2.1 billion in corporate socio-environmental responsibility. This total is a result of the sum of R$ 1.7 billion invested in environmental protection and conservation and another R$ 421 million regarding social programs. Through the Vale Foundation, the investment was R$ 51 million in social projects that prioritize work and income generation, health and education in 67 municipalities in the states of Pará, Maranhão, Minas Gerais, Espírito Santo, and Rio de Janeiro. For 2019, Vale will have the Social Investment area, created at the end of 2018, with the objective of ensuring effectiveness and compliance of the company's and Vale Foundation's socio-cultural projects. Vale's commitment to climate change was reflected in the establishment of a new goal of reduction of carbon emissions in 2018: 16% by 2030, based on the year 2017, increasing from the previous goal of 5% by 2020. The goals for 2030 were also revised and expanded for water savings and for the recovery of degraded areas. They respectively aim to reduce globally the specific use of new water by 10% and to recover 100,000 hectares of degraded area in our operations and in adjacent areas. With two years of voluntary membership in the Task Force on Climate-related Financial Disclosures (TCFD), Vale prepared, in 2018, scenarios studies recommended for both low carbon saving and failure to meet the target defined in the Paris Agreement. These studies will support the identification of key risks and material opportunities related to climate change. With regard to Human Rights, in 2018, Vale invested in the training in Human Rights for its leadership, with a recommendation to be carried out by all employees. The company is a signatory to the Guiding Principles on Safety and Human Rights, and has its policy on the subject published since 2009. The involvement of employees and managers is reinforced by the Sustainability KPI program, which impacts on variable remuneration and covers critical environmental and social issue indicators. Renova Foundation Report from Administration 17

The work performed by the Renova Foundation, with the objective of achieving socio-environmental and socio-economic restoration of the region impacted by the failure of Fundão Dam in 2015, belonging to Samarco, has been evolving consistently. Since November 2015, approximately R$ 5.3 billion have been invested in the programs agreed in the Transaction and Consent Decree (TTAC), with R$ 4.8 billion in remediation actions and R$ 0.4 billion in compensation actions. In the scope of remediation actions, since 2015, approximately R$ 1.3 billion have been paid in indemnities, representing more than 26 thousand people assisted. In 2018, investments totaled more than R$ 2.0 billion, R$ 596 million of which in indemnities. As important socio-environmental milestones, the planting of 800 hectares, the enclosure of APPs (Permanent Preservation Areas) in 37 rural properties and around 1,000 springs in the process of restoration, are expected to reach another 500 in 2019. In the socio-economic context, it is worth highlighting the construction in progress of Novo Bento Rodrigues, and the approval of the urban project of Paracatu for more than 90% of the families, besides the indemnities paid. Commitments One of the socio-environmental commitments assumed by Vale is the decommissioning or de-characterization of all its dams built using the upstream heightening method. The plan was presented to the Brazilian authorities in January 2019, in the face of the tragic failure of Dam I of Córrego de Feijão Mine in Brumadinho (MG), and also plans to de-characterize structures such as tailings dams to reintegrate them into the environment. The initial estimate, based on preliminary studies carried out on January 29th, 2019, indicated expenditures of R$ 5 billion for the removal and reprocessing of all material in the dams, followed by the total recovery of the areas in the process of de-characterization. Prior to the event, plans for the de-characterization of these dams were, up to that moment, based on methods that ensured the physical and chemical stability of structures without necessarily predicting the removal and processing of existing tailings. After the event, the Company is working on a detailed plan of individual engineering for each of these dams that will allow its total de-characterization. Up to the present time it is not possible to define the costs to be incurred in these de-characterizations and as soon as a new solid estimate is defined, the Company will disclose and recognize the obligation in 2019. In order to carry out the decommissioning works of the upstream dams with speed and safety, Vale will temporarily halt the production of the units where the structures are located, with resumption of operations as the decommissioning works are completed. Report from Administration 18

Impacts on production Following the Brumadinho dam rupture, Vale´s iron ore fines annualized production was impacted by the equivalent of about 92.8 Mtpy: • 40 Mtpy from Feijão, Vargem Grande and Fábrica complexes, as a result of the following events: (i) on February 4th, 2019 (and again on February 20th, 2019), Vale disclosed its intention to advance the de-characterization/decommissioning process of all its upstream dams; (ii) on February 18th, 2019, ANM published the new Resolution N° 4 recommending higher dam safety parameters; (iii) on February 20th, 2019, Vale confirmed that Vargem Grande, Grupo and Forquilha I, II and III tailings dams safety parameters could be potentially lower than what the new resolution recommended; and, (iv) on February 20th, 2019, ANM promoted inspections to the sites and determined the suspension of activities at the entire Vargem Grande Complex and Fábrica Mine; as informed in the press release “Clarification on the Vargem Grande, Grupo and Forquilha I, II and III dams,” dated March 1st, 2019. 30 Mtpy from Brucutu mine, following the decision held by the Court of the Comarca of Santa Barbara, within the scope of the public civil action no 5000153-77.2019.8.13.0572, filed by the Public Prosecution Office of the State of Minas Gerais (“MPMG”), as informed in the press release “Vale reports on Public Civil Actions,” dated March 25th, 2019. 12.8 Mtpy from Timbopeba mine, following the decision held by the 2nd Civil Court of the Comarca of Ouro Preto, within the scope of the public civil action n° 5000435-60.2019.8.13.0461, filed by the MPMG, as informed in the press release “Vale on the Timbopeba mine operations,” dated March 15th, 2019. 10 Mtpy from Alegria mine, following Vale’s decision to temporarily suspend on a preventive basis the Alegria mine operation, as informed in the press release “Vale informs on operation of the Alegria mine,” dated March 20th, 2019. • • • Pellets production was impacted by 11 Mtpy, as result of the stoppage of the Fábrica and Vargem Grande pelletizing plants, as informed in the press release “Vale announces the decommissioning of all its upstream tailings dams,” dated January 29th, 2019. Transparency Vale presents its Sustainability Report annually as an initiative for transparency and disclosure of information on the main topics related to its business. The sustainability report is produced in accordance with the GRI methodology, the most widely disseminated internationally, and its latest version is available on the company's website. Report from Administration 19

Corporate Governance Vale, its leadership and employees guide their behavior by the highest ethical standards. However, if a deviation is suspected, the company has an Ethics and Conduct Office channel that can be used by anyone, including employees, contractors, suppliers, and members of communities within the company's areas of activity. Complaints made to the company's Ethics channel are handled by Vale's Ethics and Conduct Office, an independent area, reporting to the Board of Directors and Fiscal Council, responsible not only for the treatment of complaints received, but also for disclosure of the Company's Code of Ethical Conduct. In 2018, Vale's Board of Directors approved a relevant update to the company's Code of Ethics and Conduct. The new Code has been widely disclosed to employees and is available on the intranet and the internet in 8 languages. In 2018, Vale's Ethics and Conduct Office Channel received 2,709 complaints, with 77.4% of them being investigated. Among the complaints made, 44.6% were confirmed. All confirmed cases are handled through a plan of action defined by the company's managers and approved by the Ethics and Conduct Office. The Ethics and Conduct Office's verifications led to the creation of 3,844 corrective actions, including the termination of 214 employees. Vale continued the progress of corporate governance practices started in 2017 and had its landmark entry into "Novo Mercado" in December, the segment with the highest corporate governance standard in Brazil. Vale is preparing to become a company with pulverized capital by 2020 and is strengthening its corporate governance. In this sense, the Board of Directors revisited most of the company's core policies, such as: (i) Corporate Integrity; (ii) Code of Ethics; (iii) Related Parties; (iv) Socio-environmental; (v) Risk Management; (vi) Remuneration to Shareholders; (vii) Securities Trading; and, (viii) Disclosure of relevant information. Another highlight of 2018 was the review of the Corporate Risk Management model, which involved several areas of the company. It is also worth noting the continuous efforts to increase transparency, especially in relation to remuneration practices, with emphasis to changes in remuneration packages, which have been made in line with the highest international standards, among which: (i) mandatory ownership of shareholding position for Executive Board; (ii) greater discretionary weight in determining individual goals privileging meritocracy; and, (iii) greater weight of long-term variable remuneration. Report from Administration 20

2018 was also the first year of disclosure of the Report on the Brazilian Code of Corporate Governance (CBGC), which requires the observation of 31 items covering matters related to ethics and conflict of interest, Board of Directors, executive board, and practices that impact the shareholders. Vale fully adhered to 80% of the practices recommended by the CBGC and, in 17% of practices, the adherence was partial.

Operational and economic-financial performance

Selected financial indicators

R$ million	2018	2017	2016
Net operating revenues	134,483	108,532	94,633
Adjusted EBIT[1]	48,825	37,150	28,799
Adjusted EBIT margin[1] (%)	36.3%	34.2%	30.4%
Adjusted EBITDA[2]	61,065	48,992	40,906
Net income (loss)	25,657	17,627	13,311

[1] Excluding one-off effects. EBIT = Earnings before interest and taxes. EBITDA: Earnings before interest, taxes, depreciation and amortization.

[2] Excluding one-off effects.

Reconciliation of EBITDA

R$ million	2018	2017	2016
Consolidated of continuing operations			
Net income (loss) from continuing operations	**26,084**	**20,278**	**17,455**
Depreciation, amortization and exhaustion	12,240	11,842	12,107
Income taxes	(966)	4,607	9,567
Net financial result	18,058	9,650	(6,302)
EBITDA	**55,416**	**46,377**	**32,827**
Items for Adjusted EBITDA reconciliation			
Special events	1,283	142	228
Results from equity in associates and joint ventures	693	277	3,242
Impairment and other results in associates and joint ventures	2,240	883	3,940
Dividends and interest received in associates and joint ventures	1,433	1,313	669
Adjusted EBITDA from continuing operations	**61,065**	**48,992**	**40,906**

Report from Administration 21

Performance of business segments Ferrous Minerals Adjusted EBITDA in the Ferrous Minerals segment was R$ 54.2 billion in 2018, R$ 10.9 billion higher than in 2017, mainly due to the positive impact of the exchange rate variations (R$ 9.1 billion), higher realized prices2 (R$ 3.8 billion), and higher sales volumes (R$ 4.0 billion), which were partially offset by higher costs and expenses (R$ 6.2 billion). Costs and expenses3 of iron ore and pellets totaled R$ 47.1 billion, R$ 6.2 billion4 more than in 2017, mainly due to the higher costs of maritime freight and the increase in the rate of iron ore royalties. The average realized price of iron ore fines, encompassing CFR and FOB sales5, was US$ 66.2/t in 2018, 3.0% above the US$ 64.2/t realized in 2017. The average price of pellets increased from US$ 109.2/t in 2017 to US$ 117.5/t in 2018. Base Metals Adjusted EBITDA of Base Metals was R$ 9.3 billion in 2018, 29% higher than the R$ 7.2 billion registered in 2017, mainly due to higher prices (R$ 2.5 billion), the favorable impact of exchange rate variations (R$ 1.4 billion) and lower expenses (R$ 212 million), which were partially offset by higher costs (R$ 1.3 billion) and lower volumes (R$ 812 million). This reflects Vale's strategic decision to reduce the nickel production profile and prioritize the generation of value over volume. In addition, in line with its strategy of exploiting the potential of Vale's nickel premium products, the average realized price in 2018 was US$ 13,667/t, US$ 545/t above the average LME price of US$ 13,122/t in the year, a nickel price performance 4.2% above LME prices, the highest percentage above the benchmark since 2002. The average realized price of copper decreased by approximately 6.5%, from US$ 5,970/t in 2017 to US$ 5,583/t in 2018, mainly due to the decrease in the market benchmark. Nickel sales volumes decreased from 295,000 t in 2017 to 236,000 t in 2018, also reflecting the strategic decision to reduce nickel production and prioritize the generation of value over volume in the business. Copper sales volumes decreased from 424,000 t in 2017 to 379,000 t in 2018, 2 Excluding the effect of exchange rate variations. 3 Excluding depreciation and amortization. 4 Excluding the effect of exchange rate variations and higher volumes. 5 CFR (Cost and Freight) sales include maritime freight in the price and FOB (Free on Board) sales consider the product delivered at the loading port and therefore do not include sea freight. Report from Administration 22 mainly due to the strategic decision to reduce nickel volumes in Canada, which led to lower copper production as a by-product of North Atlantic operations. Coal In 2018, the Coal business faced operational bottlenecks, which were boosted by the rains both at the beginning and the end of the year, affecting the pace of ramp-up and impacting metallurgical coal production. In response, management decided to stabilize the operation by implementing important initiatives, such as: preparation of new mine pits selected for tailings disposal, transfer of knowledge and support from iron ore operations, and expansion of waste removal. The smaller volumes impacted the dilution of the tariff of the Nacala Logistics Corridor, which was in force for the entire year of 2018, but only partially during 2017. Additionally, to a lesser extent, costs were also impacted by the structural changes mentioned above. These combined effects, partially offset by higher prices, were the main factors affecting the adjusted EBITDA for the coal business, which totaled R$ 617 million in 2018 vs. R$ 1.153 billion in 2017. The average realized price of metallurgical coal was US$ 190.6/t in 2018, 10.4% above the US$ 172.7/t achieved in 2017, while the average price of thermal coal increased by 19%, from US$ 71.0/t in 2017 to US$ 84.2/t in 2018. Sales volumes of metallurgical coal were 6.2 Mt in 2018, reducing 0.9 Mt in relation to 2017 due to severe weather conditions at various times of the year and the process of opening new mining fronts. Sales volumes of thermal coal increased from 4.6 Mt in 2017 to 5.4 Mt in 2018. Report from Administration 23

Net income Net income in 2018 was R$ 25.7 billion, R$ 8.0 billion higher than in 2017, mainly due to the higher cash generation measured by EBITDA of R$ 12.1 billion and the lower impact of the negative result from discontinued operations of R$ 2.2 billion, which were partially offset by the predominantly non-cash negative effect of the depreciation of the BRL of 14.5% in 2018, which reduced net income by R$ 9.3 billion. Impairments Asset impairments and the recognition of onerous contracts (excluding impairment on investments6) from continuing operations, both with no cash effect, totaled R$ 2.2 billion in 2018, mainly due to the costs of long-term contracts of the Midwest System river transport and port service, which have a guaranteed minimum volume (R$ 1.5 billion). R$ million Other assets 713 Total 2,240 6 From associates and joint ventures. Report from Administration 24 Onerous contracts1,527 Impairment of assetsTotal impairment in 2018 Diversified segments

Shareholders’ remuneration As a result of the failure of Dam I of Córrego de Feijão mine in Brumadinho (MG) on January 27th, 2019, Vale’s Board of Directors, at an extraordinary meeting, decided to suspend the Shareholders' Remuneration Policy, and the non-payment dividends and interest on capital, as well as any other resolution on the repurchase of shares of its own issuance. Under Brazilian law, there is an obligation of shareholders' remuneration of 25% of the company's profit in the fiscal year. Vale has already paid remuneration to shareholders at a level significantly above the legal minimum threshold through the payment of interest on capital in the amount of R$ 7.694 billion on September 20th, 2018. This amount was paid as an advance payment on the minimum remuneration for the period ended December 31st, 2018. The net profit to be used as the basis for calculating the mandatory minimum remuneration to the shareholder in 2018 was R$ 22.877 billion, which consists of Vale's net accounting profit in 2018 (R$ 25.657 billion), less the amount of legal minimum reserves and tax incentives (R$ 2.780 billion), in line with applicable legislation. The share of 25% of this amount is equivalent to R$ 5.719 billion. Considering that the distribution of interest on capital is subject to the withholding of 15% of income tax on the part of the shareholders and also taking into account that the regulation defines that the amount of 25% of the profit to be distributed must refer to the net value received by the shareholders after deduction of such taxes, the mandatory minimum remuneration to the shareholder for 2018 – as defined established in the articles of incorporation – was R$ 6.729 billion. by Brazilian law and Report from Administration 25

Investments Investments in 2018 remained in line with 2017, totaling US$ 3.784 billion, consisting of US$ 888 million in project executions and US$ 2.896 billion in maintenance of operations. Progress indicators7 2H19 a A dditional net capacity. b Original Cap ex budg eted at US $ 11.5 82 billion vs. current disbursem ent trend of US $ 7.85 0 billion by the end of th e project. Investments in the maintenance of operations increased by US$ 666 million in 2018, mainly due to investments in digital transformation and automation, the return of pelletizing plants, the project to recover iron ore fines from the Gelado dam, and the underground expansion project of Voisey's Bay mine in Canada. US$ million 2016 2017 2018 Projects 3,102 1,617 888 Total 5,190 3,848 3,784 Investment made by business area1 US$ million 2016 2017 2018 Ferrous Minerals 3,248 2,680 2,392 Base Metals 1,057 1,009 1,223 Energy 73 34 12 Steel 201 6 - Total 5,190 3,848 3,784 1 Excluding R& D. ² In 2015 and 2016, corporate investments were allocated to their respective business areas, whereas in previous years they were allocated to Others. Investments in dam management Investments in dam management in Brazil had already been reinforced continuously since the failure of the Fundão dam of Samarco in 2015. These investments are expected to reach R$ 256 million (approximately US$ 70 million) in 2019, according to the budget approved by the 7 In the table, we do not include pre-op erating expe nses in the estim ated Cap ex for the year, althou gh these exp enses are include d in the total estim ated C apex colum n, in line with our approval process by the B oard of D irectors. In ad dition, our estim ate fo r Cap ex of the year is reviewe d only once a year. Report from Administration 26 Others111 Coal612118156 Maintenance of existing operations2,0882,2302,896 Estimated ProjectCapacitystart-up (Mtpa)date Realized CapexEstimated Capex (US$ million)(USD million) Physical progress 2018Total2019 Total Ferrous Minerals projects CLN S11D230 (80)a1H14 to5787,146209 7,679b97%

company in 2018, an increase of approximately 180% compared to the R$ 92 million (approximately US$ 30 million) invested in 2015.

Investments in dam management

R$ million	2014	2015	2016	2017	2018	2019[1]
Management of dams	111	92	109	180	241	256

[1] Amounts approved in the company's business plan for 2019

From 2016 to 2019, investments in dam management will total R$ 786 million (approximately US$ 220 million), being applied to maintenance and safety actions for dams, such as maintenance, monitoring, improvements, audits, risk analysis, revisions of the Emergency Action Plan for Mining Dams (PAEBM), implementation of warning systems, video monitoring and instrumentation, making it the most significant category with respect to investments in waste dumps and tailings dams, representing more than 30% of the total amount invested.

Investment in waste dumps and tailings dams

In million	2014	2015	2016	2017	2018	2019[1]
Total investments in waste dumps and tailings dams, in US$	474	226	152	202	221	435
Brazil	407	174	131	191	178	225
Other countries	67	52	21	11	43	210
Exchange rate R$ / US$	2.35	3.33	3.49	3.19	3.65	3.76
Total investments in waste dumps and tailings dams in Brazil, in R$	956	576	456	608	654	845
Management of dams	111	92	109	180	241	256
New conventional dams	391	230	115	241	140	222
Heightening	168	139	94	96	188	203
Waste dumps	203	109	86	79	81	101
Others	83	6	52	12	4	63

[1] Amounts approved in the company's business plan for 2019

Investments in new dams, all built by the conventional method, reflect the company's operational needs and the implementation schedule of each of the projects in execution. Between 2014 and 2016, important dam building projects of dams have been carried out at Vale, such as the Norte Brucutu Dam (2015) and Forquilha V Dam (2016) in Minas Gerais, and the construction of the Maravilhas III Dam started in 2016.

It is important to emphasize that all Vale's new dam constructions follow the conventional construction method, in line with the decision made in 2016, following the failure of Samarco's dam in Mariana, to render inactive and decommission or de-characterize the upstream dams and whose implementation will be accelerated, as stated in the press release of January 29th, 2019.

With the continuous increase in dry processing, from 45% in 2014 to 60% in 2018 and 70% in 2023, the investments in new dams and heightening of dams tend to be reduced accordingly.

Report from Administration 27

In addition, to treat wet processing tailings, Vale informs that it plans to invest approximately R$ 1.5 billion (about US$ 390 million) in the implementation of dry stacking technology from 2020 onwards, with pilot projects to evaluate the use of technology on an industrial scale. This initiative adds to the acquisition of New Steel for US$ 500 million, announced on December 11th, 2018, with innovative technologies for dry processing of iron ore.

Investments in Health and Safety

Vale has also made significant investments in health and safety, mainly in electrical rehabilitation, structural rehabilitation and operational adequacy, fire prevention and firefighting systems, as well as other actions aimed at mitigating risks and complying with legal requirements.

In 2014 and 2015, Vale executed large projects of electric rehabilitation and firefighting, as well as structural rehabilitation actions and, consequently, investments in 2017 decreased to R$ 479 million.

Since then, Vale has been increasing its investments in projects related to health and safety and, in 2018, R$ 673 million were invested, a 41% increase compared to 2017. The 2019 budget approved by the Board of Directors in 2018 foresees an even greater investment in health and safety, representing an increase of 30% in relation to the amount realized in 2018, and the highest amount in the last five years.

Investment in health and safety

R$ million	2014	2015	2016	2017	2018	2019[1]
Investments in H&S, in US$	**360**	**353**	**198**	**207**	**233**	**291**
Brazil	317	178	125	151	184	233
Other countries	43	175	73	56	49	58
Exchange rate R$/US$	2.35	3.33	3.49	3.19	3.65	3.76
Total investments in H&S in Brazil, in R$$	744	593	435	479	673	877

[1] Amounts approved in the company's business plan for 2019

Report from Administration 28

Debt indicators Vale managed to reach its net debt target of US$ 10 billion, reducing it to US$ 9.650 billion as of December 31, 2018, a decrease of US$ 8.493 billion compared to the position as of December 31, 2017. The leverage, as measured by net debt/LTM8 EBITDA, decreased to 0.6x. In 2018, the benefits of Vale having lower debt levels could be seen in the reduction of gross interest, which was reduced by 31% from US$ 1.697 billion in 2017 to US$ 1.185 billion in 2018. Gross debt totaled US$ 15.466 billion on December 31, 2018, representing a reduction of US$ 1.344 billion compared to September 30, 2018 and US$ 7.023 billion compared to December 31, 2017. The reduction in gross debt compared to 2017 was mainly due to the repayment of US$ 7.753 billion in 2018, including the repurchase of bonds maturing in 2020, 2021, 2022, 2036 and 2042. The average term of the debt remained at 8.9 years on December 31, 2018, in line with the average term of December 31, 2017. The average cost of debt after foreign exchange and interest rate swap transactions was 5.07% per year on December 31, 2018, in line with the value of 5.06% per year on December 31, 2017. Debt indicators Gross debt 29,322 22,489 15,466 Net debt 25,042 18,143 9,650 Gross debt / LTM EBITDA adjusted1 (x) 2.4 1.5 0.9 LTM EBITDA adjusted1 / gross interest expenses (x) 6.8 9.0 14.0 Gross debt / EV2 46.2% 27.4% 19.7% 1 Excluding non-recurring effects 2 EV = market value on 12/28/2018 plus net debt 8 LTM = last twelve months Report from Administration 29 in US$ million201620172018

Policy regarding independent auditors

Vale has specific internal procedures for the pre-approval of services contracted with its external auditors, in order to avoid conflict of interest or the loss of objectivity of its external independent auditors.

Vale's policy, in relation to independent auditors and in the provision of services not related to external auditing, is based on principles that preserve its independence. In line with best corporate governance practices, all services provided by our independent auditors are supported by a letter of independence issued by the auditors and pre-approved by the Fiscal Council.

According to CVM Instruction 381/2003, the services contracted with external auditors of the company KPMG Auditores Independentes, for a biennial term until April 2019, for the financial year of 2018 for Vale and its subsidiaries were as follows:

Fees in R$ thousand	Vale and subsidiaries	%[1]
Financial Audit	15,544	92.6
Auditing - Sarbanes Oxley Act	1,194	7.1
Audit Related Services[2]	51	0.3
Total External Audit Services	**16,789**	**100.00**

[1] Percentage relating to total fees of external audit services.
[2] Those services are mostly contracted for periods of less than one year.

Vale Board of Directors approved the contracting of PricewaterhouseCoopers Auditores Independentes (PwC), replacing KPMG Auditores Independentes (KPMG), to provide audit services for its financial statements for a period of five years beginning in 2019. That service will start to be provided as of the review of the quarterly information (ITRs) for the period ending on June 30th, 2019.

The replacement of KPMG by PwC aims to comply with the provisions of art. 31 of CVM Instruction 308/99, which determines the rotation of independent auditors every five years, and was approved by current auditors.

Report from Administration 30

Accounting information

Income statement

R$ million	2018	2017	2016
Net operating revenue	134,483	108,532	94,633
Cost of goods sold and services provided	(81,201)	(67,257)	(61,143)
Gross profit	**53,282**	**41,275**	**33,490**
Gross margin (%)	39.6%	38.0%	35.4%
Selling and administrative expenses	(1,917)	(1,697)	(1,755)
Research and development expenses	(1,376)	(1,086)	(1,098)
Pre-operating and stoppage expenses	(984)	(1,317)	(1,570)
Other operational expenses, net	(1,613)	(1,338)	(937)
Impairment and others results in non-current assets	(3,523)	(1,025)	(4,168)
Operating profit	**43,869**	**34,812**	**23,962**
Financial revenues	1,549	1,532	606
Financial expenses	(8,394)	(10,512)	(9,295)
Other financial items	(11,213)	(670)	14,991
Equity results in associates and joint ventures	(693)	(277)	(3,242)
Income (loss) before taxes	**25,118**	**24,885**	**27,022**
Current tax	(2,806)	(2,664)	(3,307)
Deferred tax	3,772	(1,943)	(6,260)
Net income (loss) from continuing operations	**26,084**	**20,278**	**17,455**
Net income (loss) attributable to noncontrolling interest	117	65	(6)
Net income (loss) from continuing operations attributable to Vale's shareholders	**25,967**	**20,213**	**17,461**
Discontinued operations			
Losses from discontinued operations	(310)	(2,608)	(4,159)
Income (loss) attributable to noncontrolling interest	-	(22)	(9)
Income (loss) from discontinued operations attributable to Vale's shareholders	(310)	(2,586)	(4,150)
Net income (loss)	25,774	17,670	13,296
Net income (prejuízo) attributable to noncontrolling interest	117	43	(15)
Net income (loss) attributable to Vale's shareholders	25,657	17,627	13,311

Equity income (loss) by business segment

R$ million	2018	2017	2016
Ferrous Minerals	1,540	846	616
Coal	58	63	(18)
Base Metals	5	2	(4)
Steel	(578)	(714)	242
Others	120	105	275
Total	**1,145**	**302**	**1,111**

Report from Administration 31

Balance sheet – consolidated Current 59,256 62,701 73,547 Non-current 51,631 43,965 34,092 Permanent 230,826 221,431 215,057 Total 341,713 328,097 322,696 Liabilities Current 35,285 43,357 36,610 Non-current liabilities 132,745 136,634 152,384 Net assets 173,683 148,106 133,702 Share capital 77,300 77,300 77,300 Reserves 42,502 24,539 13,698 Others 50,601 41,919 36,243 Equity attributable to non-controlling interests 3,280 4,348 6,461 Total 341,713 328,097 322,696 Report from Administration 32 R$ million201820172016 Assets

Vale’s Performance in 2018

www.vale.com vale.ri@vale.com Tel.: (55 21) 3485-3900 Investor Relations André Figueiredo André Werner Carla Albano Miller Fernando Mascarenhas Samir Bassil Bruno Siqueira Clarissa Couri Renata Capanema Department Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with IFRS. Our quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Companhia Portuária da Baía de Sepetiba, Mineração Corumbaense Reunida S.A., Minerações Brasileiras Reunidas S.A. PT Vale Indonesia Tbk, Salobo Metais S.A, Vale International Holdings GMBH, Vale Canada Limited, Vale International S.A., Vale Manganês S.A., Vale Malaysia Minerals Sdn. Bhd., Vale Moçambique S.A., Vale Nouvelle-Calédonie SAS, Vale Oman Pelletizing Company LLC and Vale Oman Distribution Center LLC. This press release may include statements about Vale's current expectations about future events or results (forward-looking statements). Many of those forward-looking statements can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" “will” and "potential," among others. All forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF) and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml. The information contained in this press release includes financial measures that are not prepared in accordance with IFRS. These non-IFRS measures differ from the most directly comparable measures determined under IFRS, but we have not presented a reconciliation to the most directly comparable IFRS measures, because the non-IFRS measures are forward-looking and a reconciliation cannot be prepared without unreasonable efforts. Conference call and webcast on Thursday, March 28th Portuguese (non-translated) at 10:00 a.m. Rio de Janeiro time Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 USA and Canada: (1 800) 492-3904 or (1 800) 469-5743 Other countries: (1 646) 828-8246 or (1 646) 291-8936 Access code: VALE English, at 12:00 p.m. Rio de Janeiro time (11:00 a.m. New York time, 3:00 p.m. London time). Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 USA and Canada: (1 866) 262-4553 Other countries: (1 412) 317-6029 Access code: VALE The conference call and presentation will be transmitted live via webcast available at: www.choruscall.com.br/vale/4q18.htm

Rupture of Brumadinho Dam I

In the early afternoon of January 25th, 2019, there was a rupture of the Dam I in the Córrego do Feijão Mine in Brumadinho (MG) and, since then, Vale has been making every effort to meet the needs of those affected and to mitigate damages.

Since the first days following the rupture of the Dam I, Vale's initiatives have had four main purposes: (i) assistance to the affected people and recovery of the area affected by the rupture of the Dam I; (ii) determination of the causes of the rupture of the Dam I; (iii) ensure the safety of our existing upstream structures and of the communities nearby; and, (iv) acceleration of the decommissioning or de-characterization process of our remaining upstream dams.

Extensive details about all those initiatives may be found at the "Report from Administration" published on March 27th, 2019.

Vale's performance in 2018

Selected financial indicators

US$ million	4Q18	3Q18	4Q17
Net operating revenues	9,813	9,543	9,167
Total costs and expenses	6,234	6,100	6,270
Adjusted EBIT	3,699	3,476	3,133
Adjusted EBIT margin (%)	38%	36%	34%
Adjusted EBITDA	4,467	4,325[1]	4,109
Adjusted EBITDA margin (%)	46%	45%	45%
Iron ore - 62% Fe reference price	71.6	66.7	65.6
Net income (loss)	3,786	1,408	771
Net debt	9,650	10,704	18,143
Capital expenditures	1,497	692	977

US$ million	2018	2017	%
Net operating revenues	36,575	33,967	7.7
Total costs and expenses	23,721	22,743	4.3
Adjusted EBIT	13,242	11,630	13.9
Adjusted EBIT margin (%)	36%	34%	5.9
Adjusted EBITDA	16,593	15,338	8.2
Adjusted EBITDA margin (%)	45%	45%	1.5
Net income (loss)	6,860	5,507	24.6
Capital expenditures	3,784	3,848	(1.6)

[1] Includes provision for litigation.

3

Adjusted EBITDA

Adjusted EBITDA

US$ million	4Q18	3Q18	4Q17	2018	2017
Net operating revenues	9,813	9,543	9,167	36,575	33,967
COGS	(5,752)	(5,756)	(5,791)	(22,109)	(21,039)
SG&A	(141)	(136)	(146)	(523)	(531)
Research and development	(125)	(87)	(104)	(373)	(340)
Pre-operating and stoppage expenses	(66)	(60)	(125)	(271)	(413)
Other operational expenses	(150)	(61)	(104)	(445)	(420)
Dividends and interests on associates and JVs	120	33	236	388	406
Adjusted EBIT	**3,699**	**3,476**	**3,133**	**13,242**	**11,630**
Depreciation, amortization & depletion	768	849	976	3,351	3,708
Adjusted EBITDA	**4,467**	**4,325[2]**	**4,109**	**16,593**	**15,338**
Iron ore - 62% Fe reference price	71.6	66.7	65.6	69.5	65.6

Adjusted EBITDA by business area

US$ million	4Q18	3Q18	4Q17	2018	2017
Ferrous Minerals	4,115	3,960	3,427	14,711	13,553
Coal	16	16	74	181	362
Base Metals	592	528	815	2,542	2,256
Others	(259)	(179)	(207)	(841)	(833)
Total	**4,467**	**4,325[2]**	**4,109**	**16,593**	**15,338**
Iron ore - 62% Fe reference price	71.6	66.7	65.6	69.5	65.6

Net operating revenue by business area

US$ million	4Q18	%	3Q18	%	4Q17	%	2018	%	2017	%
Ferrous Minerals	**7,646**	**77.9**	**7,439**	**78.0**	**6,698**	**73.1**	**27,933**	**76.4**	**25,129**	**74.0**
Iron ore fines	5,487	55.9	5,594	58.6	5,023	54.8	20,354	55.6	18,524	54.5
ROM	9	0.1	9	0.1	8	0.1	35	0.1	38	0.1
Pellets	1,921	19.6	1,627	17.0	1,422	15.5	6,651	18.2	5,653	16.6
Manganese ore	70	0.7	61	0.6	88	1.0	288	0.8	289	0.9
Ferroalloys	41	0.4	43	0.5	47	0.5	166	0.5	180	0.5
Others	118	1.2	105	1.1	110	1.2	439	1.2	445	1.3
Coal	**482**	**4.9**	**425**	**4.5**	**402**	**4.4**	**1,643**	**4.5**	**1,567**	**4.6**
Metallurgical coal	351	3.6	284	3.0	306	3.3	1,189	3.3	1,240	3.7
Thermal coal	131	1.3	141	1.5	96	1.0	454	1.2	327	1.0
Base Metals	**1,613**	**16.4**	**1,586**	**16.6**	**2,000**	**21.8**	**6,703**	**18.3**	**6,871**	**20.2**
Nickel	723	7.4	807	8.5	941	10.3	3,231	8.8	3,139	9.2
Copper	582	5.9	452	4.7	744	8.1	2,115	5.8	2,530	7.4
PGMs	78	0.8	103	1.1	62	0.7	381	1.0	296	0.9
Gold as by-product	152	1.6	150	1.6	157	1.7	606	1.7	587	1.7
Silver as by-product	9	0.1	5	0.1	9	0.1	31	0.1	33	0.1
Cobalt	64	0.7	65	0.7	79	0.9	313	0.9	258	0.8
Others	5	0.0	4	0.0	8	0.1	26	0.1	28	0.1
Others	**72**	**0.7**	**93**	**1.0**	**67**	**0.7**	**296**	**0.8**	**400**	**1.2**
Total	**9,813**	**100.0**	**9,543**	**100.0**	**9,167**	**100.0**	**36,575**	**100.0**	**33,967**	**100.0**

[2] Includes provision for litigation.

4

COGS by business segment

US$ million	4Q18	%	3Q18	%	4Q17	%	2018	%	2017	%
Ferrous Minerals	3,881	67	3,808	66	3,664	63	14,641	66	13,007	62
Base Metals	1,260	22	1,383	24	1,558	27	5,363	24	5,989	28
Coal	543	9	498	9	490	8	1,820	8	1,641	8
Other products	68	1	67	1	79	1	285	1	402	2
Total COGS	**5,752**	**100**	**5,756**	**100**	**5,791**	**100**	**22,109**	**100**	**21,039**	**100**
Depreciation	738		814		918		3,207		3,484	
COGS, ex-depreciation	**5,014**		**4,942**		**4,873**		**18,902**		**17,555**	

Expenses

US$ million	4Q18	3Q18	4Q17	2018	2017
SG&A ex-depreciation	**129**	**118**	**125**	**461**	**440**
SG&A	**141**	**136**	**146**	**523**	**531**
Administrative	110	118	127	428	463
Personnel	48	61	62	212	234
Services	34	21	29	92	77
Depreciation	12	18	21	62	91
Others	16	18	15	62	61
Selling	31	18	19	95	68
R&D	**125**	**87**	**104**	**373**	**340**
Pre-operating and stoppage expenses	**66**	**60**	**125**	**271**	**413**
Stobie & Birchtree	4	3	-	16	50
S11D	22	17	43	82	150
Others	22	23	45	91	80
Depreciation	18	17	37	82	133
Other operating expenses	**150**	**61**	**104**	**445**	**420**
Total expenses	**482**	**344**	**479**	**1,612**	**1,704**
Depreciation	30	35	58	144	224
Expenses ex-depreciation	**452**	**309**	**421**	**1,468**	**1,480**

Financial results

US$ million	4Q18	3Q18	4Q17	2018	2017
Financial expenses	**(550)**	**(367)**	**(562)**	**(2,345)**	**(3,273)**
Gross interest	(283)	(272)	(378)	(1,185)	(1,697)
Capitalization of interest	40	50	73	194	370
Tax and labor contingencies	(7)	(7)	(10)	(31)	(52)
Shareholder debentures	(60)	(3)	(54)	(550)	(625)
Others	(195)	(87)	(124)	(571)	(872)
Financial expenses (REFIS)	(45)	(48)	(69)	(202)	(397)
Financial income	**113**	**111**	**149**	**423**	**478**
Derivatives[1]	**55**	**(105)**	**(29)**	**(266)**	**454**
Currency and interest rate swaps	83	(80)	(133)	(279)	313
Others[2] (bunker oil, commodities, etc)	(28)	(25)	104	13	141
Foreign Exchange	**448**	**(685)**	**(540)**	**(2,247)**	**(467)**
Monetary variation	**(81)**	**(217)**	**(305)**	**(522)**	**(211)**
Financial result, net	**(15)**	**(1,263)**	**(1,287)**	**(4,957)**	**(3,019)**

[1] The net derivatives loss of US$ 55 million in 4Q18 is comprised of settlement loss of US$ 32 million and mark-to-market gains of US$ 87 million.

[2] Other derivatives include bunker oil derivatives which, for 4Q18 were US$51 million.

5

Shareholders’ remuneration In light of the breach of Dam I of the Córrego do Feijão mine in Brumadinho (MG, Brazil), on January 27th, 2019, Vale’s Board of Directors decided to suspend of the Shareholder Remuneration Policy, and therefore the non-payment of dividends and interest on capital, as well as any other decisions on shares buyback. By its turn, the Brazilian corporate law and establishes a mandatory shareholder remuneration of 25% of the company’s profits in the fiscal year, a definition that was duly complied with as per the performance in 2018. Vale’s net profit in 2018 was R$ 25.657 billion, out of which the minimum legal reserves and fiscal incentives (R$ 2.780 billion) need to be discounted, following local regulation on the subject. Hence, the net profit to be used as the basis for the calculation of the minimum mandatory shareholder remuneration in 2018 was R$ 22.877 billion. The 25% share of this amount equals to R$ 5.719 billion. Considering that the distribution of interest on capital is subject to a 15% deduction of withholding income tax borne by shareholders, and taking into account that local regulation defines that the 25% of net profit needs to be the net amount of cash received by shareholders after such taxes are applied, the final minimum mandatory shareholder remuneration for the fiscal year of 2018 – as defined by the Brazilian law and established in Vale’s By-laws – was R$ 6.729 billion. Vale has already remunerated over and above this minimum threshold with the payment of dividends / interest on capital of R$ 7.694 billion on September 20th, 2018, which was paid as a component of the minimum remuneration related to the period ended on December 31st, 2018. 6

CAPEX Project Execution and Sustaining by business area Ferrous Minerals 838 56.0 437 63.2 680 69.6 2,392 63.2 2,680 69.7 Base Metals 595 39.7 223 32.2 259 26.5 1,223 32.3 1,009 26.2 Others - - - - - - 1 0.0 7 0.2 Capital projects progress indicator3 (Mtpy) start-up a Net a dditional capacity. b Original capex bu dget of US $ 11.5 82 billion. Project execution by business area Ferrous Minerals 197 99.5 122 99.2 315 90.8 823 92.7 1,485 91.8 Base Metals - - - - 23 6.6 34 3.8 50 3.1 Power generation 1 0.5 1 0.8 5 1.4 6 0.7 30 1.9 Others - - - - - - 1 0.1 7 0.4 Replacement projects progress indicator³ (Ktpy) Mine Extension 5 5 Gelado 9,700 2H21 384 428 3% 3 Pre-operating expenses were not included in the estimated capex for the year, although included in the total estimated capex column, in line with Vale’s Board of Directors approvals. Estimated capex for the year is only reviewed once a year. 7 ProjectCapacity EstimatedExecuted capexEstimated capex start-up(US$ million)(US$ million) Physical progress 2018Total2019 Total Voisey’s Bay401H211632231,694 1,69417% Total198100.0123100.0347100.0888100.01,617100.0 Coal----51.4242.7452.8 US$ million4Q18%3Q18%4Q17%2018%2017% ProjectCapacityEstimated Executed capexEstimated capex (US$ million)(US$ million) Physical progress 2018Total2019 Total Ferrous Minerals project CLN S11D230 (80)a1H14 to 2H195787,146209 7,679b97% Total1,497100.0692100.0977100.03,784100.03,847100.0 Power generation50.320.360.6120.3340.9 Coal593.9304.3333.41564.11183.1 US$ million4Q18% 3Q18% 4Q17%2018%2017%

Sustaining capex by type - 4Q18

US$ million	Ferrous Minerals	Coal	Base Metals	Total
Operations	425	51	415	**891**
Dam management	14	-	24	**38**
New conventional dams	12	-	17	**29**
Dam raisings	8	-	13	**21**
Waste dumps	9	-	-	**9**
Others	1	-	-	**1**
Health and Safety	76	2	18	**96**
Social investments and environmental protection	30	3	99	**132**
Administrative & Others	67	2	11	**80**
Total	**641**	**59**	**598**	**1,298**

Sustaining capex by business area

US$ million	4Q18	%	3Q18	%	4Q17	%	2018	%	2017	%
Ferrous Minerals	641	49.4	315	55.4	365	57.8	1,569	54.2	1,195	53.6
Coal	59	4.5	30	5.3	28	4.4	132	5.6	73.0	3.3
Base Metals	596	45.9	223	39.2	236	37.4	1,189	41,1	959	43.0
Nickel	536	41.3	194	34.1	186	29.5	1,027	35.5	856	38.4
Copper	61	4.7	29	5.1	50	7.9	162	5.6	104	4.7
Power generation	4	0.3	1	0.2	1	0.2	6	0.2	3	0.1
Others	-	-	-	-	-	-	-	-	-	-
Total	**1,298**	**100.0**	**569**	**100.0**	**631**	**100.0**	**2,896**	**100.0**	**2,231**	**100.0**

8

Debt indicators Debt indicators Total debt 15,466 16,810 22,489 Total debt / adjusted LTM EBITDA (x) 0.9 1.0 1.5 Net debt / adjusted LTM EBITDA (x) 0.6 0.7 1.2 Adjusted LTM EBITDA / LTM gross interest (x) 14.0 12.8 9.0 9 Net debt9,65010,70418,143 US$ million4Q183Q184Q17

VALE Debt breakdown by instrument % Debt amortization schedule1 US$ billion •Devetopment Agencies •CapitalMarkets • Bank loans 2019 2020 2021 2022 2023 Gross oowards debt • As of December 31".2018. Does nol r.dudeaccrued dlar9"5. - 10 67% of debt maturity after 2023

11 IFRS 16 - Changes to accounting standards on leasing From 1Q19 onwards Vale will adopt the IFRS 16 accounting standard, issued by IASB in January 2016 with mandatory adoption date of January 1st, 2019. Vale expects the following impacts on its financial reporting: •The majority of leases will be recognized on the balance sheet as the distinction between operating and finance leases is removed. Both assets (the right to use the leased item) and financial liabilities to pay rentals are recognized – exemptions are applied for some short-term leases and leases of low-value items. •Upon adoption, a simplified transition approach will be undertaken, not restating comparative amounts for the year prior to first adoption of the new standard. •Right-of-use assets will be measured at the amount of the lease liability upon adoption. As of now, Vale has a total nominal value (non-NPV) of US$ 2.5 billion of non-cancellable operating lease commitments, and an NPV ranging from US$ 1.8 billion to US$ 2.0 billion will be recognized as right-of-use assets and lease liabilities on the balance sheet from 1Q19 onwards. Therefore, with the changes to IFRS 16, financial liabilities should be expected to increase in line with the increase in assets; by its turn, these changes will generate a favorable impact on EBITDA, as what is currently being accounted as operating leases will be classified as depreciation, with a corresponding positive effect on the EBITDA breakeven, among other indicators. The above-mentioned figures are just an estimate of the impact and, as such, they are still subject to changes as (i) the assessment is still ongoing by a dedicated team and (ii) the new accounting policies may still be modified until Vale presents its 1Q19 Financial Statements.

Performance of the business segments

Segment information — 2018, as per footnote of financial statements

US$ million	Net Revenues	Cost¹	Expenses: SG&A and others¹	Expenses: R&D¹	Expenses: Pre operating & stoppage¹	Dividends and interests on associates and JVs	Adjusted EBITDA
Ferrous Minerals	27,933	(13,044)	(94)	(138)	(135)	189	14,711
Iron ore fines	20,354	(9,048)	(76)	(110)	(115)	28	11,033
ROM	35	-	-	-	-	-	35
Pellets	6,651	(3,393)	(11)	(26)	(19)	154	3,356
Others ferrous	439	(313)	(4)	(1)	(1)	7	127
Mn & Alloys	454	(290)	(3)	(1)	-	-	160
Coal	1,643	(1,575)	(9)	(21)	-	143	181
Base Metals	6,703	(4,020)	(51)	(57)	(33)	-	2,542
Nickel²	4,610	(3,060)	(47)	(39)	(33)	-	1,431
Copper³	2,093	(960)	(4)	(18)	-	-	1,111
Others	296	(263)	(752)	(157)	(21)	56	(841)
Total	36,575	(18,902)	(906)	(373)	(189)	388	16,593

¹ Excluding depreciation and amortization

² Including copper and by-products from our nickel operations

³ Including by-products from our copper operations

Segment information — 4Q18, as per footnote of financial statements

US$ million	Net Revenues	Cost¹	Expenses: SG&A and others¹	Expenses: R&D¹	Expenses: Pre operating & stoppage¹	Dividends and interests on associates and JVs	Adjusted EBITDA
Ferrous Minerals	7,646	(3,489)	(37)	(47)	(34)	76	4,115
Iron ore fines	5,487	(2,367)	(36)	(38)	(29)	27	3,044
ROM	9	-	-	-	-	-	9
Pellets	1,921	(961)	-	(9)	(4)	49	996
Others ferrous	118	(82)	(1)	-	(1)	-	34
Mn & Alloys	111	(79)	-	-	-	-	32
Coal	482	(480)	(6)	(8)	-	28	16
Base Metals	1,613	(982)	(12)	(17)	(10)	-	592
Nickel²	1,052	(741)	(11)	(11)	(10)	-	279
Copper³	561	(241)	(1)	(6)	-	-	313
Others	72	(63)	(224)	(53)	(4)	16	(256)
Total	9,813	(5,014)	(279)	(125)	(48)	120	4,467

¹ Excluding depreciation and amortization

² Including copper and by-products from our nickel operations

³ Including by-products from our copper operations

12

Ferrous Minerals

Adjusted EBITDA of the Ferrous Minerals business segment was US$ 4.115 billion in 4Q18, US$ 155 million higher than in 3Q18, mainly due to higher prices and lower freight costs. Average freight costs were positively impacted by the increased use of Valemax 2nd generation in operation.

Vale defined the reference price for its 2019 pellet contracts, resulting in potentially higher price realization on pellet sales. The Metal Bulletin 65% is the new reference index and the premiums for blast furnace and direct reduction pellets remained the same as 2018, US$ 60/t on average.

Sales composition - %



Premium products¹
Other products²
70%
79%
84%
30%
21%
16%
4Q17
3Q18
4Q18

[1] Composed of pellets, Carajás, Brazilian Blend Fines (BRBF), pellet feed and Sinter Feed Low Alumina (SFLA)
[2] Composed of standard sinter feed, lump and high silica

Iron ore fines and pellets quality premium

US$/t	4Q18	3Q18	4Q17	2018	2017
Iron ore fines quality premium	8.1	8.6	3.9	7.3	3.4
Pellets weighted average contribution	3.4	2.4	1.8	2.9	1.9
Iron ore fines and pellets total quality premium	**11.5**	**11.0**	**5.7**	**10.2**	**5.3**

FERROUS MINERALS ADJUSTED EBITDA MARGIN[4]

Adjusted EBITDA per ton for Ferrous Minerals, excluding Manganese and Ferroalloys, was US$ 42.3/t in 4Q18, an increase of US$ 2.3/t (5.8%) when compared to the US$ 40.0/t recorded in 3Q18, despite the increase in bunker oil prices (5.4%) and the appreciation of the BRL against the USD (3.6%).

[4] Excluding Manganese and Ferroalloys.

13

EBITDA per ton, US$/t



Vale[1]
Bunker oil prices, US$/t
342
364
396
443
467
36.1
39.8
36.8
40.0
42.3
4Q17
1Q18
2Q18
3Q18
4Q18

[1] Adjusted EBITDA of Ferrous Minerals excluding manganese ore and ferroalloys for Vale's figures
Source: Financial reports of Vale; Bloomberg

Net operating revenue by product

US$ million	4Q18	3Q18	4Q17	2018	2017
Iron ore fines	5,487	5,594	5,023	20,354	18,524
ROM	9	9	8	35	38
Pellets	1,921	1,627	1,422	6,651	5,653
Manganese & Ferroalloys	111	104	135	454	469
Others	118	105	110	439	445
Total	**7,646**	**7,439**	**6,698**	**27,933**	**25,129**

Volume sold

'000 metric tons	4Q18	3Q18	4Q17	2018	2017
Iron ore fines	80,201	83,500	79,603	307,433	288,692
ROM	294	476	355	1,548	2,637
Pellets	15,987	14,250	13,579	56,592	51,775
Manganese ore	442	554	740	1,572	1,825
Ferroalloys	36	37	34	141	132

14

REALIZED PRICES Pricing system breakdown - % Price realization – iron ore fines 15 The percentage of sales recorded under the provisional pricing system in relation to total sales in 4Q18 was in line with 3Q18 and with 2Q18. This new level reflects Vale’s reduced time to market, following the increased number of distribution centers offshore, and therefore being closer to the end customer. The reduction of the share of provisional pricing system sales also improves the predictability of Vale’s results, as it decreases the price adjustments.

Average prices

US$/ metric ton	4Q18	3Q18	4Q17	2018	2017
Iron ore - Metal Bulletin 65% index	91.6	94.2	84.7	90.4	88.0
Iron ore - Metal Bulletin 62% low alumina index	75.2	72.6	n.a	73.9	n.a
Iron ore - 62% Fe reference price	71.6	66.7	65.6	69.5	71.3
Provisional price at the end of the quarter	69.3	68.0	72.8	66.5	72.7
Iron ore fines CFR reference (dmt)	78.3	76.6	72.6	76.0	88.0
Iron ore fines CFR/FOB realized price	68.4	67.0	63.1	66.2	64.2
ROM	32.6	18.7	22.6	22.8	14.4
Pellets CFR/FOB (wmt)	120.1	114.2	104.7	117.5	109.2
Manganese ore	158.9	109.1	119.3	162.5	159.0
Ferroalloys	1,141.1	1,168.6	1,361.3	1,178.5	1,353.7

COSTS

IRON ORE COGS - 3Q18 x 4Q18

		Variance drivers				
US$ million	3Q18	Volume	Exchange rate	Others	Total variation	4Q18
C1 cash costs	1,033	(38)	23	5	(10)	1,023
Freight	1,182	(58)	-	(35)	(93)	1,089
Others	244	(7)	-	18	11	255
Total costs before depreciation and amortization	**2,459**	**(103)**	**23**	**(12)**	**(92)**	**2,367**
Depreciation	279	(11)	10	(9)	(10)	269
Total	**2,738**	**(114)**	**33**	**(21)**	**(102)**	**2,636**

Iron Ore Fines Costs and Expenses in BRL

R$/t	4Q18	3Q18	4Q17	2018	2017
C1 cash costs[1]	48.7	49.1	47.7	49.8	47.2
Expenses[1]	3.6	2.5	2.7	3.2	2.5
Total	52.3	51.6	50.4	53.0	49.7

[1] Net of depreciation

16

Iron ore fines cash cost and freight

	4Q18	3Q18	4Q17	2018	2017
Costs (US$ million)					
COGS, less depreciation and amortization	2,367	2,459	2,301	9,048	7,949
(-) Distribution costs	80	69	54	253	163
(-) Maritime freight costs (A)	1,089	1,182	947	3,950	3,064
FOB at port costs (ex-ROM)	**1,198**	**1,208**	**1,300**	**4,845**	**4,722**
(-) Royalties	175	175	134	665	459
FOB at port costs (ex-ROM and ex-royalties) (B)	**1,023**	**1,033**	**1,166**	**4,179**	**4,263**
Sales volumes (Mt)					
Total iron ore volume sold	80.5	83.9	80.0	308.9	291.3
(-) Total ROM volume sold	0.3	0.4	0.4	1.5	2.6
Volume sold (ex-ROM) (C)	80.2	83.5	79.6	307.4	288.7
Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t) (B/C)	**12.8**	**12.4**	**14.6**	**13.6**	**14.8**
Freight					
Maritime freight costs (A)	1,089	1,182	947	3,950	3,064
% of CFR sales (D)	72%	73%	70%	71%	69%
Volume CFR (Mt) (E = C x D)	58.0	61.0	55.6	219.0	199.3
Vale's iron ore unit freight cost (US$/t) (A/E)	18.8	19.4	17.0	18.0	15.4

Pellets - EBITDA

	4Q18		3Q18	
	US$ million	US$/wmt	US$ million	US$/wmt
Net Revenues / Realized Price	1,921	120.2	1,627	114.2
Dividends Received (Leased pelletizing plants)	49	3.1	-	-
Cash Costs (Iron ore, leasing, freight, overhead, energy and other)	(961)	(60.1)	(811)	(56.9)
Expenses (Selling, R&D and other)	(13)	(0.8)	(16)	(1.1)
EBITDA	996	62.3	800	56.1

Iron ore and pellets cash break-even landed in China[1]

US$/t	4Q18	3Q18	4Q17	2018	2017
Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t)	12.8	12.4	14.6	13.6	14.8
Iron ore fines freight cost (ex-bunker oil hedge)	18.8	19.4	17.0	18.0	15.4
Iron ore fines distribution cost[2]	1.0	0.8	0.7	0.8	0.6
Iron ore fines expenses[3] & royalties	3.1	2.7	2.5	3.1	2.4
Iron ore fines moisture adjustment	3.1	3.1	3.0	3.1	2.9
Iron ore fines quality adjustment	(8.1)	(8.6)	(3.9)	(7.3)	(3.4)
Iron ore fines EBITDA break-even (US$/dmt)	**30.7**	**29.8**	**34.0**	**31.3**	**32.6**
Iron ore fines pellet adjustment	(3.4)	(2.4)	(1.8)	(2.9)	(1.9)
Iron ore fines and pellets EBITDA break-even (US$/dmt)	**27.3**	**27.4**	**32.2**	**28.5**	**30.8**
Iron ore fines sustaining investments	6.7	3.0	4.0	4.3	3.6
Iron ore fines and pellets cash break-even landed in China (US$/dmt)	**34.0**	**30.4**	**36.1**	**32.8**	**34.3**

[1] Measured by unit cost + expenses + sustaining investment adjusted for quality

[2] Distribution cost per ton calculation method has been revised and adjusted retroactively, now dividing by total sales volume instead of CFR sales volume

[3] Net of depreciation and includes dividends received

17

Volume sold by destination – Iron ore and pellets

'000 metric tons	4Q18	3Q18	4Q17	2018	2017
Americas	**10,413**	**10,608**	**9,994**	**41,051**	**38,799**
Brazil	7,547	7,460	7,231	28,915	28,830
Others	2,866	3,148	2,763	12,136	9,969
Asia	**67,075**	**71,028**	**67,093**	**255,803**	**241,413**
China	53,172	56,754	54,181	203,206	196,796
Japan	6,764	7,320	7,518	29,031	27,442
Others	7,139	6,954	5,394	23,566	17,175
Europe	**12,344**	**11,418**	**12,638**	**48,419**	**48,592**
Germany	3,926	4,147	4,747	17,135	18,313
France	2,035	1,875	1,796	7,082	6,528
Others	6,383	5,396	6,095	24,202	23,751
Middle East	**4,153**	**3,573**	**2,351**	**12,313**	**8,093**
Rest of the World	**2,497**	**1,599**	**1,461**	**7,987**	**6,207**
Total	**96,482**	**98,226**	**93,537**	**365,573**	**343,104**

Selected financial indicators - Ferrous Minerals

US$ million	4Q18	3Q18	4Q17	2018	2017
Net Revenues	7,646	7,439	6,698	27,933	25,129
Costs[1]	(3,489)	(3,416)	(3,239)	(13,044)	(11,410)
Expenses[1]	(37)	(6)	(22)	(94)	5
Pre-operating and stoppage expenses[1]	(34)	(30)	(56)	(135)	(192)
R&D expenses	(47)	(34)	(34)	(138)	(109)
Dividends and interests on associates and JVs	76	7	80	189	130
Adjusted EBITDA	4,115	3,960	3,427	14,711	13,553
Depreciation and amortization	(407)	(408)	(454)	(1,672)	(1,709)
Adjusted EBIT	3,708	3,552	2,973	13,039	11,844
Adjusted EBIT margin (%)	48.5	47.7	44.4	46.7	47.1

[1] Net of depreciation and amortization

Selected financial indicators - Iron ore fines

US$ million	4Q18	3Q18	4Q17	2018	2017
Adjusted EBITDA (US$ million)	3,044	3,083	2,654	11,033	10,346
Volume Sold (Mt)	80.2	83.5	79.6	307.4	288.7
Adjusted EBITDA (US$/t)	38	37	33	36	36

Selected financial indicators - Pellets

US$ million	4Q18	3Q18	4Q17	2018	2017
Adjusted EBITDA (US$ million)	996	800	675	3,356	2,823
Volume Sold (Mt)	16.0	14.3	13.6	56.6	51.8
Adjusted EBITDA (US$/t)	62	56	50	59	55

Selected financial indicators - Ferrous ex Manganese and Ferroalloys

US$ million	4Q18	3Q18	4Q17	2018	2017
Adjusted EBITDA (US$ million)	4,083	3,928	3,378	14,551	13,374
Volume Sold (Mt)[1]	96.5	98.2	93.5	365.6	343.1
Adjusted EBITDA (US$/t)	42	40	36	40	39

[1] Volume including iron ore fines, pellets and ROM.

18

Base Metals

Annual performance

2018 was marked by: (i) the cobalt streaming deal that unlocked Voisey's Bay expansion, granting Vale higher future exposure to nickel, cobalt and copper resources; (ii) the Base Metals business operating with an enhanced single-furnace flowsheet in Sudbury at the same time that Thompson has fully transitioned to a mine-mill operation; and, (iii) the maintenance of Salobo's solid performance with sub-US$ 1,000/t unit costs[5] and an expansion on the horizon, as the Board approved Salobo III during 4Q18 for start-up in early 2022.

Also, in line with the strategy of exploring the potential of Vale's premium nickel products, the average realized nickel price in 2018 was US$ 13,667/t, US$ 545/t higher than the average LME nickel price of US$ 13,122/t in the year, an aggregate nickel price realization 4.2% above LME prices, the highest percentage above the benchmark since 2002.

Average prices

US$/ metric ton	4Q18	3Q18	4Q17	2018	2017
Nickel - LME	11,516	13,266	11,584	13,122	10,411
Copper - LME	6,172	6,105	6,808	6,523	6,166
Nickel	12,133	14,092	11,781	13,667	10,654
Copper	5,591	4,895	6,735	5,583	5,970
Gold (US$/oz)	1,179	1,198	1,450	1,254	1,247
Silver (US$/oz)	13.42	13.60	15.48	14.43	15.30
Cobalt (US$/t)	49,090	57,706	57,680	62,911	51,513

Base Metals EBITDA overview – 4Q18

US$ million	North Atlantic	PTVI Site	VNC Site	Onça Puma	Sossego	Salobo	Others	Total Base Metals
Net Revenues	**761**	**197**	**101**	**81**	**156**	**405**	**(89)**	**1,613**
Costs	(499)	(145)	(150)	(52)	(89)	(152)	105	(982)
Selling and other expenses	(26)	7	-	(2)	-	(1)	10	(12)
Pre-operating and stoppage	(7)	-	-	(1)	-	-	(2)	(10)
R&D	(6)	(2)	(1)	(1)	(5)	(1)	(1)	(17)
EBITDA	**223**	**57**	**(50)**	**26**	**62**	**251**	**23**	**592**

[5] After by-products.

19

Nickel operations Nickel operations – EBITDA by operation US$ million 4Q18 3Q18 4Q17 2018 2017 North Atlantic operation¹ 223 148 366 1,022 910 VNC (50) (42) 12 (63) (62) Onça Puma 26 29 32 105 45 Others² 23 55 (13) 131 49 ¹ Includes the operations in Canada and in the United Kingdom. ² Includes the PTVI and VNC off-takes, intercompany sales eliminations, purchase of finished nickel and corporate center allocation for Base Metals. Nickel operations – unit cash cost of sales, net of by-product credits PTVI 6,897 7,084 6,609 7,090 6,515 Onça Puma 7,517 7,938 7,536 7,751 8,642 ¹ North Atlantic figures include Clydach refining costs. EBITDA breakeven – nickel operations¹ ¹ Considering only the cash effect of US$ 400/oz that Wheaton Precious Metals pays for 70% of Sudbury’s gold by-product, nickel operations EBITDA breakeven would increase to US$ 7,646/t. 20 VNC13,79315,1008,42012,40510,053 US$/t4Q183Q184Q1720182017 North Atlantic operations¹4,7039,2344,6246,2275,287 Total2792604411,4311,059 PTVI577045236117

SALES REVENUES AND VOLUMES

Net operating revenue by product - Nickel operations

US$ million	4Q18	3Q18	4Q17	2018	2017
Nickel	723	807	941	3,231	3,139
Copper	160	96	250	573	838
Gold as by-product	16	10	13	68	89
Silver as by-product	6	2	5	19	19
PGMs	78	103	62	382	296
Cobalt	64	65	79	313	258
Others	5	3	8	24	28
Total	1,052	1,086	1,358	4,610	4,667

Volume sold - Nickel operations

'000 metric tons	4Q18	3Q18	4Q17	2018	2017
Nickel	60	57	80	236	295
Class I nickel	31	32	44	137	158
Class II Battery-suitable nickel	17	15	18	61	74
Class II nickel	7	6	8	21	25
Intermediates	5	4	10	17	37
Copper as by-product	30	21	37	105	143
Gold as by-product ('000 oz)	12	11	-	57	74
Silver as by-product ('000 oz)	474	185	383	1,309	1,339
PGMs ('000 oz)	72	90	68	374	350
Cobalt (metric ton)	1,306	1,120	1,368	4,974	5,013

4Q18 nickel sales by product type and end markets



Melt
25%
Class II and Intermediates 21%
Class I 51%
49%
Class II Battery-suitable 28%
12%
Plating
8%
6%
Powders, chemicals and batteries
Class II to Class II markets
Class I to Class II markets



Class I
Class II battery-suitable
Class II
Intermediates
56%
56%
51%
27%
26%
28%
10%
11%
12%
8%
7%
9%
4Q17
3Q18
4Q18

21

Class I products, 31 kt, 51% of nickel sales in 4Q18 Class II Battery-suitable, Class II and Intermediates, 29 kt, 49% of nickel sales in 4Q18 Premiums / discount by nickel product Class I nickel 1,240 1,320 940 Class II Battery-suitable nickel (500) (90) (230) Intermediates (2,970) (2,860) (1,370) 22 Class II nickel50260200 US$/t4Q183Q184Q17

Nickel premium/discount by product and average aggregate premiums

US$/t, 4Q18



1,240
-500
50
-2,970
231
386
617
Class I premium
Class II Battery-suitable discount
Class II premium
Intermediates
Vale's average aggregate premium
Other timing and pricing adjustments
Vale's average aggregate premium after adjustments

Nickel COGS - 3Q18 x 4Q18

		Variance drivers				
US$ million	3Q18	Volume	Exchange rate	Others	Total variation	4Q18
Nickel operations	804	27	(5)	(85)	(63)	741
Depreciation	314	41	(1)	(119)	(79)	235
Total	1,118	68	(6)	(204)	(142)	976

Selected financial indicators - Nickel operations

US$ million	4Q18	3Q18	4Q17	2018	2017
Net Revenues	1,052	1,086	1,358	4,610	4,667
Costs[1]	(741)	(804)	(874)	(3,060)	(3,437)
Expenses[1]	(11)	(3)	(3)	(47)	(47)
Pre-operating and stoppage expenses[1]	(10)	(8)	(25)	(33)	(75)
R&D expenses	(11)	(11)	(15)	(39)	(49)
Dividends and interests on associates and JVs	-	-	-	-	-
Adjusted EBITDA	279	260	441	1,431	1,059
Depreciation and amortization	(237)	(316)	(377)	(1,162)	(1,372)
Adjusted EBIT	42	(56)	64	269	(313)
Adjusted EBIT margin (%)	4.0	(5.2)	4.7	5.8	(6.7)

[1] Net of depreciation and amortization

23

Copper operations – Salobo and Sossego

Copper operations – unit cash cost of sales, net of by-product credits

US$/t	4Q18	3Q18	4Q17	2018	2017
Sossego	2,941	2,822	3,270	3,049	2,935
Salobo	624	351	679	747	1,009

Copper – EBITDA by operation

US$ million	4Q18	3Q18	4Q17	2018	2017
Sossego	62	52	68	229	273
Salobo	251	216	306	882	924
Total	**313**	**268**	**374**	**1,111**	**1,197**

Details of copper operations' adjusted EBITDA by operation are as follows:

EBITDA breakeven – copper operations[6]



US$/t, 4Q18
3,242
1,866
1,376
6
82
0
10
1,474
610
2,084
COGS
By-product revenues
COGS after by-product revenues
Sales expenses
R&D
Pre-operating & stoppage
Other expenses
Total costs
TC/RCs, penalties, premiums and discounts
EBITDA break even

SALES REVENUES AND VOLUMES

Net operating revenue by product - Copper operations

US$ million	4Q18	3Q18	4Q17	2018	2017
Copper	422	356	494	1,542	1,692
Gold as by-product	136	140	144	538	498
Silver as by-product	3	3	4	13	14
Total	**561**	**500**	**642**	**2,093**	**2,204**

Volume sold - Copper operations

'000 metric tons	4Q18	3Q18	4Q17	2018	2017
Copper	74	71	74	274	281
Gold as by-product ('000 oz)	117	114	108	427	397
Silver as by-product ('000 oz)	217	211	219	860	840

[6] Considering only the cash effect of US$ 400/oz that Wheaton Precious Metals pays for 75% of Salobo's gold by-product, copper operations EBITDA breakeven would increase to US$ 2,908/t

24

Price realization – Copper operations Copper COGS - 3Q18 x 4Q18 rate Copper operations 226 10 6 (1) 15 241 Selected financial indicators - Copper operations Net Revenues 561 500 642 2,093 2,204 Costs¹ (241) (226) (256) (960) (979) Expenses¹ (1) (2) (9) (4) (15) R&D expenses (6) (4) (3) (18) (13) Dividends and interests on associates and JVs - - - - - Adjusted EBITDA 313 268 374 1,111 1,197 Adjusted EBIT 270 229 320 922 979 Adjusted EBIT margin (%) 48.1 45.8 49.8 44.1 44.4 ¹ Net of depreciation and amortization 25 Depreciation and amortization(43)(39)(54)(189)(218) Pre-operating and stoppage expenses¹-----US$ million4Q183Q184Q1720182017 Depreciation392-2443 Total265126119284 Variance drivers US$ million3Q18VolumeExchangeOthersTotal variation4Q18

Coal

Annual performance

In 2018, the Coal business faced operational bottlenecks, which were augmented by rain in both the beginning and the end of the year, affecting the pace of the ramp-up and impacting the metallurgical coal production. As a response, management decided to stabilize the operation by implementing key initiatives such as: bring coal feed from new mining sections; prepare selected mining pits for future reject disposals; transfer of knowledge and support from Iron Ore operations; and advance the removal of overburden.

Lower volumes impacted the dilution of the Nacala Logistics Corridor tariff, which was in place for the full year in 2018, but only partially throughout 2017. Additionally, to a lower extent, costs were also impacted by the above-mentioned structural changes.

These combined effects were the main drivers affecting the adjusted EBITDA for the Coal business.

The development of new mining sections started in 2H18, with removal of overburden, increasing 29% from 2Q18 to 3Q18 and 10% from 3Q18 to 4Q18, and will continue over 1H19. The planned production is estimated to total 6.5 Mt in 1H19 as per the budget approved in 2018, despite the increase in total tons moved, as a result of lower ROM grade quality of the mine sections being opened.

Volume sold

'000 metric tons	4Q18	3Q18	4Q17	2018	2017
Metallurgical coal	1,790	1,611	1,715	6,240	7,178
Thermal coal	1,643	1,584	1,228	5,393	4,602
Total	**3,433**	**3,195**	**2,943**	**11,633**	**11,780**

Net operating revenue by product

US$ million	4Q18	3Q18	4Q17	2018	2017
Metallurgical coal	351	284	306	1,189	1,240
Thermal coal	131	141	96	454	327
Total	**482**	**425**	**402**	**1,643**	**1,567**

26

Price realization – Metallurgical coal

US$/t 4Q18



221.5
11.5
2.9
-
9.9
0.4
0.5
196.4
Average reference price 4Q18
Portfolio & quality
Premium, discounts & commercial conditions
Provisional prices in prior quarters
Lagged and current prices
Provisional prices in current quarters
Freight differential
Vale price 4Q18
Impact of pricing system adjustments

Price realization – Thermal coal

US$/t, 4Q18



95.9
15.9
0.2
-
0.9
1.7
0.1
79.5
Average reference price 4Q18
Portfolio & quality
Premium, discounts & commercial conditions
Provisional prices in prior quarters
Lagged and current prices
Provisional prices in current quarters
Freight differential
Vale price 4Q18
Impact of pricing system adjustments

Coal prices

US$/ metric ton	4Q18	3Q18	4Q17	2018	2017
Metallurgical coal index price[1]	221.5	188.6	204.7	207.2	188.0
Vale's metallurgical coal realized price	196.4	175.9	178.4	190.6	172.7
Thermal coal index price[2]	95.9	101.6	92.4	98.1	84.4
Vale's thermal coal realized price	79.5	89.2	78.6	84.2	71.0
Vale's average realized price	**140.4**	**132.9**	**136.6**	**141.2**	**133.0**

[1] Reference price Premium Low Vol Hard Coking Coal FOB Australia.

[2] Argus API4 FOB Richards Bay 6000 kg/kcal Nar considering 2017 and 4Q17 and McCloskey FOB Richards Bay considering 2018, 3Q18 and 4Q18.

27

Pro-forma cash cost

US$/ metric ton	4Q18	3Q18	4Q17	2018	2017[3]
Pro-forma operational costs[1] (A)	87.1	79.9	96.2	84.2	89.6
Nacala non-operational tariff[2] (B)	53.4	53.2	50.2	48.9	26.5
Other costs (C)	(2.9)	0.1	(1.3)	0.0	(3.9)
Cost at Nacala Port (D = A+B+C)	137.5	133.2	145.0	133.1	112.2
NLC's debt service to Vale (E)	8.2	8.1	38.1	12.3	15.2
Pro-forma C1 cash cost (F = D-E)	129.4	125.0	107.0	120.8	96.9

[1] Includes the inferred NLC tariff components related to fixed and variable costs and excludes royalties

[2] Includes the inferred NLC tariff components related to sustaining capex, working capital, taxes and other financial items

[3] Unitary costs accounts for the period between April and December 2017, reflecting the deconsolidation of the Nacala Logistics Corridor in March 2017.

Selected financial indicators - Coal

US$ million	4Q18	3Q18	4Q17	2018	2017
Net Revenues	482	425	402	1,643	1,567
Costs[1]	(480)	(433)	(433)	(1,575)	(1,354)
Expenses[1]	(6)	2	(4)	(9)	(12)
Pre-operating and stoppage expenses[1]	-	-	-	-	(4)
R&D expenses	(8)	(4)	(3)	(21)	(14)
Dividends and interests on associates and JVs	28	26	112	143	179
Adjusted EBITDA	16	16	74	181	362
Depreciation and amortization	(65)	(67)	(61)	(252)	(296)
Adjusted EBIT	(49)	(51)	13	(71)	66
Adjusted EBIT margin (%)	(10.2)	(12.0)	3.2	(4.3)	4.2

[1] Net of depreciation and amortization

28

ANNEXES

SIMPLIFIED FINANCIAL STATEMENTS

Income Statement

US$ million	4Q18	3Q18	4Q17	2018	2017
Net operating revenue	**9,813**	**9,543**	**9,167**	**36,575**	**33,967**
Cost of goods sold	(5,752)	(5,756)	(5,791)	(22,109)	(21,039)
Gross profit	**4,061**	**3,787**	**3,376**	**14,466**	**12,928**
Gross margin (%)	41.4	39.7	36.8	39.6	38.1
Selling, general and administrative expenses	(141)	(136)	(146)	(523)	(531)
Research and development expenses	(125)	(87)	(104)	(373)	(340)
Pre-operating and stoppage expenses	(66)	(60)	(124)	(271)	(413)
Other operational expenses	(150)	(61)	(105)	(445)	(420)
Impairment and others results in non-current assets	(714)	(172)	(417)	(899)	(294)
Operating profit	**2,865**	**3,271**	**2,480**	**11,955**	**10,930**
Financial revenues	113	111	149	423	478
Financial expenses	(550)	(367)	(562)	(2,345)	(3,273)
Gains (losses) on derivatives, net	55	(105)	(29)	(266)	454
Monetary and exchange variation	367	(902)	(845)	(2,769)	(678)
Equity results in associates and joint ventures	147	32	(66)	305	98
Impairment and others results in associates and joint ventures	(42)	(20)	(59)	(487)	(180)
Income (loss) before taxes	**2,955**	**2,020**	**1,068**	**6,816**	**7,829**
Current tax	(609)	77	243	(752)	(849)
Deferred tax	1,485	(724)	(85)	924	(646)
Net Earnings (loss) from continuing operations	**3,831**	**1,373**	**1,226**	**6,988**	**6,334**
Net income (loss) attributable to noncontrolling interest	45	(35)	(32)	36	21
Gain (loss) from discontinued operations	-	-	(487)	(92)	(806)
Net earnings (attributable to the Company's stockholders)	**3,786**	**1,408**	**771**	**6,860**	**5,507**
Earnings (loss) per share (attributable to the Company's stockholders - US$)	0.73	0.27	0.15	1.32	1.06
Diluted earnings (loss) per share (attributable to the Company's stockholders - US$)	0.73	0.27	0.15	1.32	1.06

Equity income (loss) by business segment

US$ million	4Q18	%	3Q18	%	4Q17	%	2018	%	2017	%
Ferrous Minerals	125	85	110	344	77	(117)	417	137	329	336
Coal	3	2	1	3	-	-	16	5	20	20
Base Metals	-1	0	1	3	-	-	1	0	1	1
Logistics	-	-	-	-	-	-	-	-	-	-
Steel	13	9	(95)	(297)	(115)	174	(166)	(54)	(222)	(226)
Others	7	4	15	47	(28)	42	37	12	(30)	(28)
Total	**147**	**100**	**32**	**100**	**(66)**	**100**	**305**	**100**	**98**	**100**

29

Balance sheet

US$ million	12/31/2018	9/30/2018	12/31/2017
Assets			
Current assets	**15,292**	**15,131**	**18,954**
Cash and cash equivalents	5,784	6,100	4,328
Accounts receivable	2,648	2,450	2,600
Other financial assets	435	413	2,022
Inventories	4,443	4,056	3,926
Prepaid income taxes	543	645	781
Recoverable taxes	883	949	1,172
Others	556	518	538
Non-current assets held for sale and discontinued operation	-	-	3,587
Non-current assets	**13,326**	**11,986**	**13,291**
Judicial deposits	1,716	1,681	1,986
Other financial assets	3,144	3,217	3,232
Recoverable income taxes	544	561	530
Recoverable taxes	751	543	638
Deferred income taxes	6,908	5,713	6,638
Others	263	271	267
Fixed assets	59,572	58,369	66,939
Total assets	**88,190**	**85,486**	**99,184**
Liabilities			
Current liabilities	**9,111**	**9,170**	**13,114**
Suppliers and contractors	3,512	4,038	4,041
Loans and borrowing	1,003	1,373	1,703
Other financial liabilities	1,604	885	986
Taxes payable	650	631	697
Provision for income taxes	210	159	355
Provisions	1,363	1,173	1,394
Dividends and interest on capital	-	-	1,441
Liabilities related to associates and joint ventures	289	292	326
Others	480	619	992
Liabilities directly associated with non-current assets held for sale and discontinued operations	-	-	1,179
Non-current liabilities	**34,247**	**34,675**	**41,298**
Loans and borrowing	14,463	15,437	20,786
Other financial liabilities	2,711	2,818	2,894
Taxes payable	3,917	3,858	4,890
Deferred income taxes	1,532	1,711	1,719
Provisions	7,095	6,367	7,027
Liabilities related to associates and joint ventures	832	761	670
Gold stream transaction	1,603	1,669	1,849
Others	2,094	2,054	1,463
Total liabilities	**43,358**	**43,845**	**54,412**
Stockholders' equity	**44,832**	**41,641**	**44,772**
Total liabilities and stockholders' equity	**88,190**	**85,486**	**99,184**

30

Cash flow

US$ million	4Q18	3Q18	4Q17	2018	2017
Cash flows from operating activities:					
Net income (loss) before taxes on income	2,956	2,020	1,068	6,816	7,829
Adjustments to reconcile					
Depreciation, depletion and amortization	768	849	976	3,351	3,708
Equity results and other results in associates and joint ventures	(105)	(12)	125	182	82
Impairment on assets and investments	715	171	-	899	294
Items of the financial result	15	1,263	1,287	4,957	3,019
Variation of assets and liabilities					
Accounts receivable	(225)	(149)	173	(156)	1,277
Inventories	(411)	(200)	157	(817)	(339)
Suppliers and contractors	(335)	336	(131)	(376)	232
Payroll and related charges	155	200	210	(11)	372
Tax assets and liabilities, net	(84)	214	(246)	301	(297)
Cobalt transaction	-	-	-	690	-
Others	407	(203)	262	(506)	(615)
Net cash provided by operations	**3,856**	**4,489**	**4,298**	**15,330**	**15,562**
Interest on loans and financing	(217)	(248)	(352)	(1,121)	(1,686)
Derivatives received (paid), net	(32)	(22)	(17)	(67)	(240)
Remuneration paid to debentures	(41)	-	(65)	(113)	(135)
Income taxes	(167)	(220)	(74)	(676)	(563)
Income taxes - settlement program	(110)	(104)	(123)	(452)	(488)
Net cash provided by operating activities	3,289	3,895	3,667	12,901	12,450
Cash flows from investing activities:					
Additions to property, plant, equipment and investments	(1,497)	(692)	(978)	(3,807)	(3,924)
Proceeds from disposal of assets and investments	5	116	201	1,481	922
Dividends and interest on capital received from joint ventures and associates	92	7	124	245	227
Loans and advances receivable	(128)	(87)	-	2,326	(445)
Others	(15)	(45)	(168)	(86)	(138)
Net cash used in investing activities	**(1,543)**	**(701)**	**(840)**	**159**	**(3,358)**
Cash flows from financing activities:					
Loans and financing					
Additions	249	211	175	1,225	1,976
Repayments	(1,796)	(1,169)	(3,210)	(7,841)	(8,998)
Payments to shareholders:					
Dividends and interest on capital	-	(1,876)	(2)	(3,313)	(1,456)
Dividends and interest on capital attributed to noncontrolling interest	(3)	(82)	(2)	(182)	(126)
Other transactions with noncontrolling interest	-	-	-	(17)	(98)
Share buyback program	(511)	(489)	-	(1,000)	-
Net cash provided by (used in) financing activities	**(2,061)**	**(3,405)**	**(3,039)**	**(11,128)**	**(8,702)**
Increase (decrease) in cash and cash equivalents from discontinuing operations	**-**	**-**	**-**	**(46)**	**(252)**
Increase (decrease) in cash and cash equivalents	(315)	(210)	(293)	1,886	138
Cash and cash equivalents in the beginning of the period	6,100	6,369	4,719	4,328	4,262
Effect of exchange rate changes on cash and cash equivalents	(1)	(59)	(98)	(313)	(60)
Cash of subsidiaries disposed	-	-	-	(117)	(12)
Cash and cash equivalents, end of period	**5,784**	**6,100**	**4,328**	**5,784**	**4,328**

Non-cash transactions:					
Additions to property, plant and equipment - interest capitalization	40	50	73	194	370

31

REVENUES, VOLUMES SOLD, PRICES AND MARGINS

Net operating revenue by destination

US$ million	4Q18	%	3Q18	%	4Q17	%	2018	%	2017	%
North America	438	4.5	587	6.2	638	7.0	2,138	5.8	2,379	7.0
USA	313	3.2	352	3.7	351	3.8	1,353	3.7	1,310	3.9
Canada	106	1.1	210	2.2	269	2.9	657	1.8	1,008	3.0
Mexico	19	0.2	25	0.3	18	0.2	128	0.3	61	0.2
South America	1,098	11.2	937	9.8	1,307	14.3	3,941	10.8	4,078	12.0
Brazil	897	9.1	775	8.1	1,149	12.5	3,248	8.9	3,475	10.2
Others	201	2.1	162	1.7	158	1.7	693	1.9	603	1.8
Asia	5,738	58.5	5,909	61.9	5,473	59.7	21,651	59.3	20,056	59.0
China	4,118	42.0	4,266	44.7	3,824	41.7	15,242	41.7	14,018	41.3
Japan	682	6.9	697	7.3	633	6.9	2,743	7.5	2,456	7.2
South Korea	331	3.4	312	3.3	449	4.9	1,299	3.6	1,399	4.1
Others	607	6.2	634	6.6	567	6.2	2,367	6.5	2,183	6.4
Europe	1,663	16.9	1,427	15.0	1,260	13.7	6,107	16.7	5,502	16.2
Germany	462	4.7	368	3.9	374	4.1	1,653	4.5	1,389	4.1
Italy	191	1.9	110	1.2	162	1.8	553	1.5	521	1.5
Others	1,010	10.3	949	9.9	724	7.9	3,901	10.7	3,592	10.6
Middle East	524	5.3	459	4.8	301	3.3	1,604	4.4	1,085	3.2
Rest of the World	352	3.6	224	2.3	188	2.1	1,134	3.1	867	2.6
Total	9,813	100.0	9,543	100.0	9,167	100.0	36,575	100.0	33,967	100.0

Volume sold - Minerals and metals

'000 metric tons	4Q18	3Q18	4Q17	2018	2017
Iron ore fines	80,201	83,500	79,603	307,433	288,692
ROM	294	476	355	1,548	2,637
Pellets	15,987	14,250	13,579	56,592	51,775
Manganese ore	442	554	740	1,572	1,825
Ferroalloys	36	37	34	141	132
Thermal coal	1,643	1,584	1,228	5,393	4,602
Metallurgical coal	1,790	1,611	1,715	6,240	7,178
Nickel	60	57	80	236	295
Copper	104	92	111	379	424
Gold as by-product ('000 oz)	129	125	108	484	471
Silver as by-product ('000 oz)	691	396	602	2,169	2,179
PGMs ('000 oz)	72	90	68	374	350
Cobalt (metric ton)	1,306	1,120	1,368	4,974	5,013

Average prices

US$/ton	4Q18	3Q18	4Q17	2018	2017
Iron ore fines CFR reference (dmt)	78.3	76.6	72.6	76.0	88.0
Iron ore fines CFR/FOB realized price	68.4	67.0	63.1	66.1	64.2
ROM	32.6	18.7	22.6	22.8	14.4
Pellets CFR/FOB (wmt)	120.1	114.2	104.7	117.5	109.2
Manganese ore	158.9	109.1	119.3	162.5	159.0
Ferroalloys	1,141	1,169	1,361	1,179	1,354
Thermal coal	79.5	89.2	78.6	84.2	71.0
Metallurgical coal	196.3	175.9	178.4	190.6	172.7
Nickel	12,133	14,092	11,781	13,667	10,654
Copper	5,591	4,895	6,735	5,583	5,970
Gold (US$/oz)	1,179	1,198	1,450	1,254	1,247
Silver (US$/oz)	13.42	13.60	15.48	14.43	15.30
Cobalt (US$/t)	49,090	57,706	57,680	62,911	51,513

32

Copper realized price – including North Atlantic copper by-products Operating margin by segment (EBIT adjusted margin) Ferrous Minerals 48.5 47.7 44.4 46.7 47.1 Coal (10.2) (12.0) 3.2 (4.3) 4.2 Base Metals 19.3 10.9 19.2 17.8 9.7 Total¹ 38.3 36.4 34.2 36.2 34.2 ¹ Excluding non-recurring effects 33%4Q183Q184Q1720182017

RECONCILIATION OF IFRS AND "NON-GAAP" INFORMATION

(a) Adjusted EBIT[1]

US$ million	4Q18	3Q18	4Q17
Net operating revenues	9,813	9,543	9,167
COGS	(5,752)	(5,756)	(5,791)
SG&A	(141)	(136)	(146)
Research and development	(125)	(87)	(104)
Pre-operating and stoppage expenses	(66)	(61)	(124)
Other operational expenses	(150)	(60) [2]	(105)
Dividends and interests on associates and JVs	120	33	236
Adjusted EBIT	**3,699**	**3,476**	**3,133**

[1] Excluding non-recurring effects.
[2] Includes provision for litigation.

(b) Adjusted EBITDA

EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion of gains and/or losses on sale of assets, non-recurring expenses and the inclusion of dividends received from non-consolidated affiliates. However our adjusted EBITDA is not the measure defined as EBITDA under IFRS, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:

Reconciliation between adjusted EBITDA and operational cash flow

US$ million	4Q18	3Q18	4Q17
Adjusted EBITDA	**4,467**	**4,325 [1]**	**4,109**
Working capital:			
Accounts receivable	(225)	(149)	173
Inventories	(411)	(200)	157
Suppliers	(335)	336	(131)
Payroll and related charges	155	200	210
Others	323	10	16
Adjustment for non-recurring items and other effects	**(118)**	**(33)**	**(236)**
Cash provided from operations	**3,856**	**4,489**	**4,298**
Income taxes paid - current	(167)	(220)	(74)
Income taxes paid - settlement program	(110)	(104)	(123)
Interest paid for third parties	(217)	(248)	(352)
Participative stockholders' debentures paid	(41)	-	(65)
Derivatives received (paid), net	(32)	(22)	(17)
Net cash provided by (used in) operating activities	**3,289**	**3,895**	**3,667**

[1] Includes provision for litigation.

Reconciliation between adjusted EBITDA and net income (loss)

US$ million	4Q18	3Q18	4Q17
Adjusted EBITDA	**4,467**	**4,325 [1]**	**4,109**
Depreciation, depletion and amortization	(768)	(849)	(976)
Dividends received and interest from associates and joint ventures	(120)	(33)	(236)
Special events	(714)	(172)	(417)
Operating income	**2,865**	**3,271**	**2,480**
Financial results	(15)	(1,263)	(1,287)
Equity results in associates and joint ventures	147	32	(66)
Impairment and other results in associates and joint ventures	(42)	(20)	(59)
Income taxes	876	(647)	158
Net income from continuing operations	**3,831**	**1,373**	**1,226**
Net income attributable to noncontrolling interests	45	(35)	(32)
Net income attributable to Vale's stockholders	**3,786**	**1,408**	**1,258**

[1] Includes provision for litigation

34

(c) Net debt

US$ million	4Q18	3Q18	4Q17
Total debt	15,466	16,810	22,489
Cash and cash equivalents[1]	5,816	6,106	4,346
Net debt	9,650	10,704	18,143

[1] Including financial investments

(d) Total debt / LTM Adjusted EBITDA

US$ million	4Q18	3Q18	4Q17
Total debt / LTM Adjusted EBITDA (x)	0.9	1.0	1.5
Total debt / LTM operational cash flow (x)	1.2	1.3	1.8

(e) LTM Adjusted EBITDA / LTM interest payments

US$ million	4Q18	3Q18	4Q17
Adjusted LTM EBITDA / LTM gross interest (x)	14.0	12.8	9.0
LTM adjusted EBITDA / LTM interest payments (x)	14.8	13.0	9.1
LTM operational profit / LTM interest payments (x)	11.2	9.7	6.5

Free Cash Flow 4Q18

US$ million	4Q18
EBITDA 4Q18	**4,467**
Working capital	(491)
Interests on loans	(218)
Income taxes & Refis settlement program	(277)
Capex	(1,497)
Others[1]	(238)
Free cash flow	**1,746**
Debt repayment, net	(1,547)
Shareholders remuneration including buyback	(514)
Increase (decrease) in cash & cash equivalents	**(315)**

[1] Includes derivatives, Samarco, dividends and interest on capital paid to noncontrolling interest, net disposal of assets and investments and others

Free Cash Flow 2018

US$ million	2018
EBITDA 2018	**16,593**
Working capital[1]	(875)
Interests on loans	(1,121)
Income taxes & Refis settlement program	(1,128)
Capex	(3,807)
Net disposal / acquisition of assets and investments[2]	4,181
Others[3]	(800)
Free cash flow	**13,043**
Debt repayment, net	(6,616)
Shareholders remuneration including buyback	(4,495)
Increase (decrease) in cash & cash equivalents	**1,932**

[1] Includes cobalt stream
[2] Includes Nacala Project Finance, Fertilizers transaction and others
[3] Includes derivatives, Samarco, dividends and interest on capital paid to noncontrolling interest and others.

35

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: March 27th, 2019		Director of Investor Relations